Filed Pursuant to General Instruction II.L. of Form F-10
File No. 333-285907

PROSPECTUS SUPPLEMENT

(To short form base shelf prospectus dated March 31, 2025)

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

Information has been incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus to which it relates, as amended or supplemented, from documents filed with securities commissions or similar authorities in Canada and filed with, or furnished to, the U.S. Securities and Exchange Commission. Copies of the documents incorporated herein by reference may be obtained on request without charge from Thomson Reuters Corporation, Attention: Investor Relations Department, 3 Times Square, New York, New York 10036, United States (telephone: 1.322.219.1046), and are also available electronically at www.sedarplus.ca and www.sec.gov.

TR Finance LLC

US$800,000,000 5.100% Notes due 2028

US$500,000,000 5.750% Notes due 2033

Fully and unconditionally guaranteed by Thomson Reuters Corporation and the Subsidiary Guarantors (as defined below)

TR Finance LLC (“TR Finance”), a Delaware limited liability company, is offering $800,000,000 aggregate principal amount of 5.100% notes due September 15, 2028 (the “2028 notes”) and $500,000,000 aggregate principal amount of 5.750% notes due September 15, 2033 (the “2033 notes” and together with the 2028 notes, the “notes”). We will pay interest on the 2028 notes on March 15 and September 15 of each year, beginning on March 15, 2027 and interest on the 2033 notes on March 15 and September 15 of each year, beginning on March 15, 2027. The 2028 notes will mature on September 15, 2028 and the 2033 notes will mature on September 15, 2033. The notes will be senior unsecured obligations of TR Finance and will be fully and unconditionally guaranteed on a senior unsecured basis, jointly and severally, by Thomson Reuters Corporation, a corporation incorporated under the laws of the Province of Ontario (“TRC”), and its subsidiaries, West Publishing Corporation, a Minnesota corporation (“West Publishing”), Thomson Reuters Applications Inc., a Delaware corporation (“Thomson Reuters Applications”) and Thomson Reuters (Tax & Accounting) Inc., a Texas corporation (“Thomson Reuters Tax & Accounting”, together with West Publishing and Thomson Reuters Applications the “Subsidiary Guarantors”), each of which is a subsidiary of TRC. Each of TRC and the Subsidiary Guarantors is individually referred to as a “Guarantor” and collectively, the “Guarantors”.

We may redeem all or a portion of either series of notes at any time at the applicable redemption price described in this prospectus supplement. We will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase, upon the occurrence of a Change of Control Triggering Event (as defined herein). See the section of this prospectus supplement entitled “Description of the Notes” for more information.

Investing in the notes involves risks that are described in the documents incorporated by reference herein and in the section entitled “Risk Factors” of this prospectus supplement and the accompanying short form base shelf prospectus.

	Per 2028 note	Total 2028 notes	Per 2033 note	Total 2033 notes
Public offering price(1)	99.989%	$799,912,000	99.756%	$498,780,000
Underwriting fee	0.200%	$1,600,000	0.450%	$2,250,000
Proceeds to TR Finance (before expenses)	99.789%	$798,312,000	99.306%	$496,530,000

(1)

Plus accrued interest on the notes from September 17, 2026 if settlement occurs after that date. The effective yield of the 2028 notes, if held to September 15, 2028, will be 5.106%, and the effective yield of the 2033 notes, if held to September 15, 2033, will be 5.793%.

Each series of notes will be a new issue of securities with no established trading market. The notes are not and will not be listed on a securities exchange or quotation system and consequently, there are no markets through which the notes may be sold, and purchasers may not be able to resell the notes purchased under this prospectus supplement. This may affect the pricing of the notes in the secondary market, the transparency and availability of trading prices, the liquidity of the notes and the extent of issuer regulation. See “Risk Factors”.

Prospective investors should be aware that the acquisition of the notes may have tax consequences both in the United States and in Canada. Such consequences for investors who are residents in, or citizens of, the United States may not be described fully in this prospectus supplement and the accompanying base shelf prospectus. Prospective investors should read the tax discussions under “Certain United States Federal Income Tax Considerations” and “Certain Canadian Federal Income Tax Considerations” in this prospectus supplement and consult their own tax advisors with respect to their particular circumstances.

We are permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements of TRC and its consolidated subsidiaries (collectively, “Thomson Reuters”) incorporated by reference in this prospectus have been prepared in accordance with International Financial Reporting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board. Therefore, Thomson Reuters’ consolidated financial statements and information incorporated by reference in this prospectus may not be comparable to financial statements prepared in accordance with U.S. generally accepted accounting principles. Thomson Reuters’ financial statements are audited in accordance with the standards of the Public Company Accounting Oversight Board (the “PCAOB”). PricewaterhouseCoopers LLP, TRC’s independent registered public accounting firm, has advised that they are independent of TRC within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario, and has complied with the auditor independence rules of the U.S. Securities and Exchange Commission (the “SEC”) and the requirements of the PCAOB.

The ability of investors to enforce civil liabilities under U.S. federal securities laws may be affected adversely by the fact that TRC is incorporated under the laws of the Province of Ontario, Canada, some of the officers and directors of TRC, TR Finance and the Subsidiary Guarantors and some of the experts named in this prospectus and the documents incorporated by reference herein are non-U.S. residents, and some of Thomson Reuters’ assets and some of the assets of those officers, directors and experts may be located outside of the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY U.S. STATE SECURITIES COMMISSION OR ANY CANADIAN SECURITIES REGULATORY AUTHORITY, NOR HAS THE SEC, ANY U.S. STATE SECURITIES COMMISSION OR ANY CANADIAN SECURITIES REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

RBC Capital Markets, LLC, BofA Securities, Inc., Barclays Capital Inc. and Mizuho Securities USA LLC (the “underwriters”), as principals, conditionally offer the notes, subject to prior sale, if, as and when issued by TR Finance and accepted by the underwriters in accordance with the conditions contained in the underwriting agreement referred to under “Underwriting”. In connection with this offering, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the notes at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. In certain circumstances, the underwriters may offer the notes at a price lower than stated above. See “Underwriting”. TRC and TR Finance may be considered “connected issuers” to each of the foregoing underwriters for purposes of applicable Canadian securities laws. See “Underwriting”.

Delivery of the notes, in book entry form only, will be made through The Depository Trust Company and its direct participants, including Euroclear Bank S.A./N.V. (“Euroclear Bank”) and Clearstream Banking, S.A. (“Clearstream”) on or about September 17, 2026.

TR Finance’s registered office is 251 Little Falls Drive, Wilmington, Delaware 19808, United States, and TR Finance’s head office is 2900 Ames Crossing Road, Suite 100, Eagan, Minnesota 55121, United States.

Joint Book-Running Managers

RBC Capital Markets	BofA Securities	Barclays	Mizuho

Co-Managers

Citigroup	Goldman Sachs	Morgan Stanley	Standard Chartered

J.P. Morgan	BMO Capital Markets	TD Securities	Academy Securities

September 10, 2026

TABLE OF CONTENTS

Prospectus Supplement

Base Shelf Prospectus

ABOUT THIS PROSPECTUS

In this prospectus, “TR Finance” refers to TR Finance LLC, “TRC” refers to Thomson Reuters Corporation, “West Publishing” refers to West Publishing Corporation, “Thomson Reuters Applications” refers to Thomson Reuters Applications Inc. and “Thomson Reuters (Tax & Accounting)” refers to Thomson Reuters (Tax & Accounting) Inc. “Guarantors” refers to TRC, West Publishing, Thomson Reuters Applications and Thomson Reuters (Tax & Accounting) and “Subsidiary Guarantors” refers to West Publishing, Thomson Reuters Applications and Thomson Reuters (Tax & Accounting). The words “we,” “us,” “our,” “our company” and “Thomson Reuters” refer to, collectively, TRC and its consolidated subsidiaries (including, for greater certainty, TR Finance and the Subsidiary Guarantors), unless the context requires otherwise. In this prospectus supplement, unless otherwise indicated, capitalized terms which are defined in the accompanying base shelf prospectus are used herein with the meanings defined in the base shelf prospectus. Unless otherwise indicated, references in this prospectus to “$”, “US$”, or “dollars” are to U.S. dollars, and references to “C$” are to Canadian dollars.

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the notes. The second part, the accompanying short form base shelf prospectus dated March 31, 2025 (the “base shelf prospectus”), gives more general information, some of which may not apply to the notes. Generally, the term “prospectus” refers to both parts combined. If the description of the notes varies between this prospectus supplement and the accompanying base shelf prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying base shelf prospectus. We have not authorized anyone to provide you with different or additional information. We are not making an offer of notes in any jurisdiction where the offer is not permitted by law. You should not assume that the information contained in or incorporated by reference in this prospectus supplement or the accompanying base shelf prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

The financial statements of Thomson Reuters are presented in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board. Therefore, Thomson Reuters’ consolidated financial statements and information incorporated by reference in this prospectus may not be comparable to financial statements prepared in accordance with U.S. generally accepted accounting principles. Thomson Reuters’ financial statements are audited in accordance with the standards of the PCAOB.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, which have been filed with the securities regulatory authorities in Canada and filed with, or furnished to, the Securities and Exchange Commission, or SEC, are specifically incorporated by reference in this prospectus supplement:

●

TRC’s audited consolidated financial statements for the year ended December 31, 2025 and the accompanying auditor’s report thereon, filed as Exhibit 99.1 to TRC’s Annual Report on Form 40-F for the year ended December 31, 2025, dated March 5, 2026 (the “Annual Report on Form 40-F”);

●	TRC’s management’s discussion and analysis for the year ended December 31, 2025, filed as Exhibit 99.1 to the Annual Report on Form 40-F;

●	TRC’s annual report for the year ended December 31, 2025 (which also constitutes an annual information form), filed as Exhibit 99.1 to the Annual Report on Form 40-F;

●

TRC’s material change report dated February 25, 2026 with respect to TRC’s return of capital and share consolidation transactions, consisting of a special cash distribution of US$605  million in the aggregate and subsequent share consolidation, filed as Exhibit 99.3 to TRC’s Form 6-K filed with the SEC on February 25, 2026;

●

TRC’s management proxy circular dated March 13, 2026, related to TRC’s special meeting of shareholders held on April 28, 2026, filed as Exhibit 99.2 to TRC’s Form 6-K filed with the SEC on March 16, 2026;

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●

TRC’s management proxy circular dated April 15, 2026, related to TRC’s annual meeting of shareholders held on June 10, 2026, filed as Exhibit 99.1 to TRC’s Form 6-K filed with the SEC on April 16, 2026;

●

TRC’s unaudited consolidated interim financial statements for the three and six months ended June 30, 2026, filed as Exhibit 99.2 to TRC’s Form 6-K filed with the SEC on August 6, 2026 (the “Interim Report”); and

●	TRC’s management’s discussion and analysis for the three and six months ended June 30, 2026, filed as Exhibit 99.1 to the Interim Report.

Any documents of the type described in item 11.1 of Form 44-101F1 — Short Form Prospectus and any “template version” of “marketing materials” (each as defined in National Instrument 41-101 — General Prospectus Requirements) that TRC files with the Canadian securities regulatory authorities and documents filed (but not furnished) with the SEC pursuant to Section 13(a), 13(c) or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the date of this prospectus supplement and prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus supplement.

Any statement contained in this prospectus supplement, the accompanying base shelf prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement, the accompanying base shelf prospectus or in any other subsequently filed or furnished document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

This prospectus supplement contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws, including the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). When used in this prospectus or in the documents incorporated by reference herein, the words “will,” “expect,” “believe,” “target,” “estimate,” “could,” “should,” “intend,” “predict”, “project” and similar expressions identify forward-looking statements and include, but are not limited to, statements regarding this offering and the anticipated use of proceeds therefrom, as well as the Global Print Transaction (as defined herein). While Thomson Reuters believes that it has a reasonable basis for making forward-looking statements, they are not a guarantee of future performance or outcomes and there is no assurance that any of the events described in any forward-looking statement will materialize. Forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations. Many of these risks, uncertainties and assumptions are beyond Thomson Reuters’ control and the effects of them can be difficult to predict. These risks include, but are not limited to:

●	actions of competitors;

●	uncertainty, downturns and changes in the markets that TRC serves;

●	failure of artificial intelligence (“AI”) initiatives to enhance products or meet customer expectations;

●

failure to keep pace with technological developments to provide new products, services, applications and functionalities to meet customers’ needs, attract new customers and retain existing ones, or expand into new geographic markets and identify areas of higher growth;

●	failure to derive fully the anticipated benefits from existing or future acquisitions, dispositions or other strategic investments, including joint ventures and investments;

●	failure to protect the brands and reputation of Thomson Reuters;

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●	social and ethical issues from the use of new and evolving technologies in our products and services;

●	risks related to cybersecurity threats and incidents for us and our third-party providers;

●	dependency on cloud providers, local data centers, software-as-a-service providers and other third parties for services;

●	failure to attract, engage and retain the right management, key employees and skills to the organization;

●	failure to adapt to organizational changes and effectively implement strategic initiatives;

●

failure to meet the challenges involved in operating globally, including risks associated with persisting geopolitical tensions and ongoing protectionism measures (including the potential imposition of new tariffs as well as related retaliatory measures);

●	dependency on third parties for data, information and other services; changes to law and regulations related to privacy, data security, data protection, the use of AI, and other areas;

●	inadequate protection of intellectual property rights;

●	tax matters, including changes to tax laws, regulations and treaties;

●	threat of legal actions and claims;

●	risk of antitrust/competition-related claims or investigations;

●	failure to maintain a high renewal rate for recurring, subscription-based services;

●	fluctuations in foreign currency exchange and interest rates;

●	downgrading of credit ratings and adverse conditions in the credit markets;

●	the effect of factors outside of the control of Thomson Reuters on funding obligations in respect of pension and post-retirement benefit arrangements;

●	impairment of goodwill and other identifiable intangible assets;

●	actions or potential actions that could be taken by TRC’s principal shareholder (Woodbridge); and

●	the ability of Thomson Reuters Founders Share Company to affect TRC’s governance and management.

These factors and other risk factors described herein, including under the section of this prospectus entitled “Risk Factors”, and in some of the documents incorporated by reference in this prospectus represent risks that our management believes are material. There is no assurance that any forward-looking statements will materialize. You are cautioned not to place undue reliance on forward-looking statements, which reflect expectations only as of the date of this prospectus. Except as may be required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements. Additional factors are discussed in our materials filed with the securities regulatory authorities in Canada and filed with, or furnished to, the SEC from time to time, including TRC’s annual information form for the year ended December 31, 2025, which is contained in TRC’s Annual Report on Form 40-F, the Interim Report, and the other documents incorporated by reference in this prospectus.

We have incorporated by reference into this prospectus certain forward-looking information, including outlook regarding our 2026 financial outlook. This outlook is based upon a number of assumptions and estimates that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. This outlook is preliminary, subject to change, and based only upon information available as of the date it was released. Our actual results may prove to be different, potentially materially, from the forward-looking information incorporated by reference herein. In light of the foregoing, investors are urged to consider this forward-looking information in context and to not place undue reliance on it.

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SUMMARY

This summary description of our business and the offering may not contain all of the information that may be important to you. For a more complete understanding of our business and this offering, we encourage you to read this entire prospectus supplement, the accompanying base shelf prospectus and the documents incorporated by reference herein and therein. In particular, you should read the following summary together with the more detailed information and consolidated financial statements and the notes to those statements that are incorporated by reference herein.

Thomson Reuters

Thomson Reuters (TSX/Nasdaq: TRI) powers business-critical professions with Fiduciary-Grade AI they can trust in the moments that matter. We unite unparalleled expertise, proprietary content, and seamless workflows to help our customers move with speed, think with clarity, and lead with confidence. Across our products, we combine highly specialized software and insights to empower professionals with the data, intelligence and solutions needed to make informed decisions, and to help institutions in their pursuit of justice, truth and transparency. Thomson Reuters is organized as five reportable segments, reflecting how its products and services are managed and offered to target customers.

Legal Professionals

Serves law firms and governments with research and workflow products powered by AI-enabled technology, focusing on intuitive legal research and integrated legal workflow solutions that combine content, tools and analytics.

Corporates

Serves corporations, ranging from small businesses to multinational organizations, including the seven largest global accounting firms, with our full suite of content-driven products, powered by AI-enabled technology and integrated compliance workflow solutions to help them achieve their business outcomes.

Tax, Audit & Accounting Professionals

Serves tax, audit and accounting firms (other than the seven largest, which are served by our Corporates segment) with research and workflow products powered by AI-enabled technology.

Reuters

Supplies business, financial and global news and data to the world’s media organizations, professionals and news consumers through Reuters News Agency, Reuters.com, Reuters Events, Thomson Reuters products and to financial firms exclusively via LSEG products.

Global Print

Provides legal and tax information primarily in print format to customers around the world and provides commercial printing services to a wide range of book publishers. On July 14, 2026, we entered into an agreement to sell a 51% stake in our Global Print business to KKR and retain a 49% equity interest in the joint venture for gross proceeds of approximately $500 million (the “Global Print Transaction”). The Global Print Transaction is expected to close in the fourth quarter of 2026, subject to specified regulatory approvals and customary closing conditions.

Our businesses are supported by a corporate center that manages our commercial and technology operations, including those around our sales capabilities, digital customer experience and product and content development, as well as our global facilities.

TRC is incorporated under the Business Corporations Act (Ontario), or the OBCA. Our registered office and principal executive office is located at 19 Duncan Street, Toronto, Ontario M5H 3H1, Canada.

TR Finance

TR Finance is an indirect 100% owned subsidiary of TRC formed as a limited liability company under the laws of the State of Delaware. TR Finance is a financing vehicle for TRC and its consolidated subsidiaries. TR Finance has no independent operations, other than raising debt for use by Thomson Reuters, hedging such debt when appropriate and on-lending funds to companies in the Thomson Reuters group. TR Finance lends substantially all net proceeds of its borrowings to companies in the Thomson Reuters group. TR Finance’s head office is located at 2900 Ames Crossing Road, Suite 100, Eagan, Minnesota 55121, United States.

Subsidiary Guarantors

West Publishing is an indirect 100%-owned subsidiary of TRC formed under the laws of the State of Minnesota. West Publishing operates part of our Legal Professionals, Corporates and Global Print businesses. West Publishing’s head office is located at 2900 Ames Crossing Road, Suite 100, Eagan, Minnesota 55121, United States.

Thomson Reuters Applications is an indirect 100%-owned subsidiary of TRC formed under the laws of the State of Delaware. Thomson Reuters Applications operates part of our Legal Professionals, Tax & Accounting Professionals and Corporates businesses. Thomson Reuters Applications’ head office is located at 2900 Ames Crossing Road, Suite 100, Eagan, Minnesota 55121, United States.

Thomson Reuters Tax & Accounting is an indirect 100%-owned subsidiary of TRC formed under the laws of the State of Texas. Thomson Reuters Tax & Accounting operates part of our Tax & Accounting Professionals and Corporates businesses. Thomson Reuters Tax & Accounting’s head office is located at 6160 Warren Parkway, Suite 700, Frisco, Texas 75034, United States.

Concurrent Canadian Private Placement

On September 10, 2026, TRC commenced a Canadian-only offering of Canadian dollar-denominated senior unsecured notes in an aggregate principal amount of CAD$1,000,000,000 (the “Canadian Notes”), to be issued on or about September 17, 2026. The Canadian Notes will be new senior unsecured obligations of TRC, and will rank equally with all of TRC’s other existing and future senior unsecured obligations, including TRC’s guarantee of the notes offered hereby. TRC intends to use the net proceeds from the sale of the Canadian Notes, together with the net proceeds from the notes offered hereby, for general corporate purposes, including, without limitation, to repay indebtedness under our commercial paper program (under which TRC and TR Finance are both issuers), which was previously incurred to fund working capital needs in the ordinary course. See “Use of Proceeds”.

The Canadian Notes are being offered exclusively to persons in the provinces of Canada on a private placement basis in reliance upon exemptions from the prospectus requirements under applicable securities laws in each of the provinces of Canada. The offering of the Canadian Notes is not being made in the United States. The offering of the notes is not conditioned on the completion of the Canadian Notes offering, or vice versa. This prospectus supplement shall not constitute an offering of the Canadian Notes. There can be no assurance that the offering of the Canadian Notes will be consummated on the closing date of this offering, or at all.

THE OFFERING

The following is a brief summary of the terms of the offering of the notes. For a more complete description of the terms of the notes, see “Description of the Notes” in this prospectus supplement and “Description of Debt Securities and Guarantees” in the accompanying base shelf prospectus.

Issuer	TR Finance LLC, a Delaware limited liability company.

Guarantors	Parent Guarantor: TRC, a corporation incorporated under the laws of the Province of Ontario.

Subsidiary Guarantors: West Publishing, a corporation formed under the laws of the State of Minnesota; Thomson Reuters Applications, a corporation formed under the laws of the State of Delaware; and Thomson Reuters Tax & Accounting, a corporation formed under the laws of the State of Texas.

Guarantee	The notes will be fully and unconditionally guaranteed on a senior unsecured basis, jointly and severally, by TRC and the Subsidiary Guarantors. The guarantees of the Subsidiary Guarantors are subject to release in certain circumstances pursuant to the Indenture (as defined herein) as described in “Description of the Notes — Guarantees”.

Securities Offered	$800,000,000 principal amount of 5.100% notes due September 15, 2028 and $500,000,000 principal amount of 5.750% notes due September 15, 2033.

Maturity Date	The 2028 notes will mature on September 15, 2028.

The 2033 notes will mature on September 15, 2033.

Interest Rate	The 2028 notes will bear interest at a rate of 5.100% per annum.

The 2033 notes will bear interest at a rate of 5.750% per annum.

Interest Payment Dates	Interest on the 2028 notes will be payable on March 15 and September 15 of each year, beginning on March 15, 2027.

Interest on the 2033 notes will be payable on March 15 and September 15 of each year, beginning on March 15, 2027.

Ranking

The notes will be senior unsecured obligations of TR Finance, and will rank equally with all of TR Finance’s other existing and future senior unsecured obligations. The notes will be fully and unconditionally guaranteed by TRC and the Subsidiary Guarantors on a senior unsecured basis, jointly and severally, and such guarantees will rank equally with each such Guarantor’s other senior unsecured obligations. Accordingly, the notes will effectively be subordinated to all existing and future liabilities of each of TRC’s subsidiaries (other than TR Finance and the Subsidiary Guarantors). Subject to certain restrictions on incurring liens (described in this prospectus supplement under “Description of the Notes — Negative Pledge”), the Indenture does not limit the amount of secured debt that TR Finance, TRC or the Subsidiary Guarantors may incur, and the notes will effectively be subordinated in right of payment to any secured debt TR Finance, TRC or the Subsidiary Guarantors may incur, as applicable, and to their respective secured obligations, in each case to the extent of the value of the collateral securing such debt or other obligations.

Optional Redemption	TR Finance may redeem some or all of the notes of each series at its option and from time to time at the applicable redemption prices indicated under the heading “Description of the Notes — Optional Redemption” in this prospectus supplement.

Redemption for Changes in Tax Law	In the event that certain changes affecting Canadian withholding taxes occur, TR Finance will have the option to redeem the notes of each series, in whole but not in part, at a redemption price equal to 100% of the aggregate principal amount thereof, plus any accrued and unpaid interest, if any, to the date of redemption and any additional amounts that may then be payable. See “Description of the Notes – Redemption for Changes in Canadian Withholding Taxes” and “Description of the Notes – Other Additional Amounts following Merger, Consolidation or Amalgamation or Addition of Co-Obligor”.

Use of Proceeds	The net proceeds from the sale of the notes, together with the net proceeds of the Canadian Notes, will be used for general corporate purposes, including, without limitation, to repay indebtedness under our commercial paper program (under which TR Finance and TRC are both issuers), which was previously incurred to fund working capital needs in the ordinary course.

Form and Denominations	The notes of each series will be represented by one or more fully-registered global securities registered in the name of a nominee of The Depository Trust Company. Beneficial interests in those fully-registered global securities will be in initial denominations of $2,000 and subsequent multiples of $1,000.

Change of Control	TR Finance will be required to make an offer to purchase the notes of each series at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase upon the occurrence of a Change of Control Triggering Event in respect of the notes of such series. See “Description of the Notes — Repurchase Upon Change of Control Triggering Event”.

Payment of Additional Amounts	TRC will be required to pay certain Additional Amounts (as defined herein) in the event that, in connection with any payments made under its guarantee of the notes, TRC is required to withhold or deduct Taxes (as defined herein) by law or by the interpretation or administration thereof. See “Description of the Notes — Additional Amounts”.

Covenants	The Indenture governing the notes contains customary restrictions on the ability of TR Finance and TRC to create certain liens and to consolidate, merge with a third party or transfer all or substantially all of its assets, subject to the terms and conditions described herein. See “Description of the Notes — Negative Pledge” and “Description of the Notes — Merger, Consolidation or Amalgamation” in this prospectus supplement.

These covenants are subject to important exceptions and qualifications which are described under “Description of Debt Securities and Guarantees” in the accompanying base shelf prospectus and “Description of the Notes” in this prospectus supplement.

Further Issuances	TR Finance may, from time to time, without notice to, or the consent of, the holders of either series of the notes, create and issue further notes of either series with terms (other than the issuance date, issue price and, possibly, the first interest payment date and the date interest begins to accrue) identical to the notes of such series. These additional notes will be deemed part of the same series as the notes of such series offered hereby and will provide the holders of these additional notes the right to vote together with holders of the notes of the applicable series offered hereby, provided that if these additional notes are not fungible with the notes of the applicable series for U.S. federal income tax purposes, then the additional notes will be issued with a separate CUSIP or ISIN number, so that they are distinguishable from the notes of the applicable series.

Listing	The notes will not be listed on any securities exchange.

Risk Factors	Investment in the notes involves certain risks. You should carefully consider the information in the “Risk Factors” section of this prospectus supplement and all other information included in this prospectus and the documents incorporated by reference in this prospectus before investing in the notes.

Governing Law	The notes and the Indenture (which includes the guarantees by TRC and the Subsidiary Guarantors) will be governed by the laws of the State of New York.

Trustee	The U.S. Trustee and the Paying Agent under the Indenture for the notes will be Deutsche Bank Trust Company Americas. The Canadian Trustee will be Computershare Trust Company of Canada.

RISK FACTORS

Investing in the notes is subject to certain risks. Before investing in the notes, holders should consider carefully the risk factors set forth below and those under the heading “Risk Factors” in TRC’s annual information form, which is contained in TRC’s Annual Report on Form 40-F, as well as the other information contained in and incorporated by reference in this prospectus supplement and those described in the base shelf prospectus under the heading “Risk Factors”. If any of the events or developments discussed in these risks actually occur, our business, financial condition or results of operations or the value of the notes could be adversely affected.

Risks related to the notes

The notes are unsecured and will rank equal in right of payment to TR Finance’s existing and future unsecured indebtedness and would be effectively subordinated to any of TR Finance’s future secured indebtedness and any of the Guarantors’ existing and future secured indebtedness, in each case to the extent of the value of the assets securing such indebtedness.

The notes are unsecured and will rank equal in right of payment to TR Finance’s existing and future unsecured indebtedness. In addition, the notes will be effectively subordinated in right of payment to any of TR Finance’s future secured indebtedness, to the extent of the value of the assets securing such indebtedness. Subject to certain restrictions on incurring liens (described in this prospectus supplement under “Description of the Notes — Negative Pledge”), TR Finance will not be restricted in its ability to make investments or incur debt.

The Guarantee Obligations (as defined herein) are unsecured and effectively subordinated in right of payment to all of the Guarantors’ existing and future secured indebtedness, to the extent of the value of the assets securing such indebtedness.

The notes are effectively subordinated to creditors of our subsidiaries other than the Subsidiary Guarantors.

We conduct our operations through a number of subsidiaries and to the extent any such subsidiary, except for any Subsidiary Guarantor and TR Finance, has or incurs indebtedness with a third party, the holders of the notes will effectively be subordinated to the claims of the holders of such third-party indebtedness, including in the event of liquidation or upon a realization of the assets of any such subsidiary.

Except for the Subsidiary Guarantors and TR Finance, none of TRC’s subsidiaries have guaranteed or will otherwise become obligated with respect to the notes (including any subsidiaries of the Subsidiary Guarantors). Accordingly, TR Finance’s right to receive assets from any of its subsidiaries upon such subsidiary’s bankruptcy, liquidation or reorganization and the right of holders of notes to participate in those assets, is effectively subordinated to claims of that subsidiary’s creditors, including trade creditors.

TR Finance’s ability to meet its financial obligations is dependent on receipt of funds from other companies in the Thomson Reuters group.

TR Finance is a financing vehicle for TRC and its consolidated subsidiaries. TR Finance has no independent operations, other than raising debt for use by Thomson Reuters, hedging such debt when appropriate and on-lending funds to companies in the Thomson Reuters group. TR Finance lends substantially all net proceeds of its borrowings to companies in the Thomson Reuters group. Accordingly, the likelihood that holders of the notes will receive interest, principal payments and any premiums will depend on the financial position of such companies in the Thomson Reuters group and their ability to make interest payments on, and repay, such loans, and on the financial position and creditworthiness of TRC and the Subsidiary Guarantors.

The Indenture does not restrict the ability of TR Finance, TRC or the Subsidiary Guarantors to incur additional indebtedness.

Subject to certain restrictions on incurring liens (described in this prospectus supplement under “Description of the Notes — Negative Pledge”), the Indenture does not restrict any Guarantor’s or TR Finance’s ability to incur additional indebtedness, including secured indebtedness generally, which would have a prior claim on the assets securing that indebtedness. Incurrence of additional indebtedness may have important consequences for holders of the notes, including making it more difficult for the Guarantors or TR Finance to satisfy their respective obligations with respect to the notes, increasing the amount of indebtedness ranking equal or (if secured) effectively senior to the notes in the event of bankruptcy or insolvency, resulting in a loss in the trading value of the notes, if any, and increasing the risk that the credit rating of the notes is lowered or withdrawn.

In the event of insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up of TRC, TR Finance or any Subsidiary Guarantor, their respective assets that serve as collateral for any secured indebtedness would be made available to satisfy their respective obligations to secured creditors before any payments are made on the notes. If there is not enough collateral to satisfy all secured obligations, then any remaining amounts payable in respect of secured obligations would share equally with all senior unsecured obligations, including payment obligations in respect of the notes and the Guarantee Obligations.

We have made only limited covenants in the Indenture (as defined herein) and these limited covenants may not protect your investment.

The Indenture that will govern the notes will not:

●

require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flows or liquidity and, accordingly, will not protect holders of the notes in the event that we experience significant adverse changes in our financial condition or results of operations;

●	limit our ability to incur indebtedness that is equal in right of payment to the notes;

●

subject to certain restrictions on incurring liens (described in this prospectus supplement under “Description of the Notes — Negative Pledge”), limit our or the Guarantors’ ability to incur any secured or unsecured indebtedness;

●	restrict our ability to transfer assets within Thomson Reuters;

●	restrict our ability to repurchase our shares;

●	restrict our ability to make investments or to pay dividends or make other payments in respect of our shares or other securities ranking junior to the notes; or

●	necessarily afford holders of notes protection should we be involved in a transaction that significantly increases our leverage.

The Indenture that will govern the notes will contain only limited protections in the event of many types of transactions that we could engage in, including acquisitions, refinancings, dispositions, recapitalizations, restructurings or other reorganizations or material strategic transactions that could substantially affect our capital structure and the value of the notes. If any such transaction should occur, the value of the notes may decline.

The Subsidiary Guarantors may be released from their Guarantee Obligations in certain circumstances.

As described under “Description of Debt Securities and Guarantees” in the base shelf prospectus, the Subsidiary Guarantors can be released from their Guarantee Obligations without the consent of the holders of the notes in certain circumstances, including a release of a guarantee by the applicable Subsidiary Guarantor if such Subsidiary Guarantor is no longer a direct or indirect 100%-owned subsidiary of TRC.

The terms of the notes provide that they may be redeemed at our option under certain circumstances, which limits the ability of holders of the notes to accrue interest over the full stated term of the notes.

The terms of the notes provide that we may, at our option and from time to time, redeem some or all of the notes issued hereunder prior to their maturity under certain circumstances. Holders should not expect us to redeem any notes on any particular date. If we redeem the notes for any reason, holders will not have the opportunity to continue to accrue and be paid interest to the stated maturity date and may not be able to reinvest the redemption proceeds holders receive in a similar security or in securities bearing similar interest rates or yields.

Credit ratings may not reflect all risks of an investment in the notes and may change.

There can be no assurance that the credit ratings assigned to the notes will remain in effect for any given period of time or that the ratings will not be withdrawn or revised at any time. There can be no assurance that any rating agency will not downgrade its ratings on the notes. Real or anticipated changes in credit ratings on the notes may affect the market value of the notes. In addition, real or anticipated changes in credit ratings can affect the cost at which we can access the capital markets.

There may not be a trading market for the notes.

The notes will be new issues of securities with no established trading market. The notes are not and will not be listed on any securities or stock exchange or quotation system and consequently, there is no market through which the notes may be sold and purchasers may not be able to resell the notes purchased under this prospectus. There can also be no assurance regarding the ability of holders of notes to sell their notes or the price at which such holders may be able to sell their notes. If a trading market were to develop, the notes could trade at prices that may be higher or lower than the initial offering price and this may result in a return that is greater or less than the interest rate on the notes, in each case depending on many factors, including, among other things, prevailing interest rates, Thomson Reuters’ financial results, any change in Thomson Reuters’ credit-worthiness and the market for similar securities.

The underwriters may make a market in the notes as permitted by applicable laws and regulations but will have no obligation to do so, and any such market-making activities may be discontinued at any time. Therefore, there can be no assurance as to the liquidity of any trading market for the notes or that an active public market for the notes will develop, in which case you may be unable to sell the notes at opportune times, at opportune prices or at all.

Canadian bankruptcy and insolvency laws may impair the ability of the trustees to enforce certain remedies.

TRC is organized under the laws of the Province of Ontario, Canada, and a portion of its assets are located in Canada. The rights of the trustees appointed under the Indenture to enforce certain remedies could be delayed by the restructuring provisions of applicable Canadian federal bankruptcy, insolvency and other restructuring legislation if the benefit of such legislation is sought with respect to TRC. For example, both the Bankruptcy and Insolvency Act (Canada) and the Companies’ Creditors Arrangement Act (Canada) contain provisions enabling an insolvent person to obtain a stay of proceedings against its creditors and to file a proposal or plan of compromise or arrangement to be voted on by the various classes of its affected creditors. A restructuring proposal, compromise or arrangement if accepted by the requisite majorities of each affected class of creditors, and if approved by the relevant Canadian court, would be binding on all creditors within each affected class, including those creditors that did not vote to accept the proposal, compromise or arrangement. Moreover, this legislation, in certain instances, permits the insolvent debtor to retain possession and administration of its property, subject to court oversight, even though it may be in default under the applicable debt instrument, during the period that the stay against proceedings remains in place.

The Guarantors may be limited by U.S. bankruptcy law in their ability to fulfill their respective Guarantee Obligations.

Federal and state statutes could allow courts, under specific circumstances, to void the guarantees, subordinate claims in respect of the notes and require holders of notes to return payments received from the Guarantors.

Under U.S. bankruptcy law and comparable provisions of state fraudulent transfer laws, a court could void a guarantee or claims related to the notes or subordinate a guarantee to all of TR Finance’s other debts or to all other debts of a Guarantor if, among other things, TR Finance or such Guarantor, at the time TR Finance or such Guarantor incurred the indebtedness evidenced by its guarantee:

●	intended to hinder, delay or defraud any present or future creditor; or

●	received less than reasonably equivalent value or fair consideration for the incurrence of such indebtedness and either:

○	the Guarantor was insolvent or rendered insolvent by reason of such incurrence;

○	the Guarantor was engaged in a business or transaction for which the Guarantor’s remaining assets constituted unreasonably small capital; or

○	the Guarantor intended to incur, or believed that it would incur, debts beyond the Guarantor’s ability to pay such debts as they mature.

In addition, a court could void any payment by a Guarantor or a guarantee and require that payment be returned to such guarantor or to a fund for the benefit of the creditors of such Guarantor. The measures of insolvency for purposes of fraudulent transfer laws will vary depending upon the governing law in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a Guarantor would be considered insolvent if:

●	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

●

the present fair saleable value of all of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

●	it could not pay its debts as they become due.

There can be no assurance as to what standard a court would apply in making such determinations or that a court would agree with TR Finance or any Guarantor’s conclusions in this regard.

Your ability to enforce civil liabilities under U.S. federal securities laws may be adversely affected because TRC is organized under the laws of Canada, many of the directors and officers of TRC, TR Finance and the Subsidiary Guarantors and some experts named herein are residents of Canada, and a substantial portion of Thomson Reuters’ assets and assets of such persons are located outside the United States.

TRC is organized under the laws of the Province of Ontario, Canada. A substantial portion of Thomson Reuters’ assets are located outside the United States, and many of the directors and officers of TR Finance, TRC and the Subsidiary Guarantors and some of the experts named herein are residents of jurisdictions outside of the United States and the assets of such persons may be located outside of the United States. As a result, it may be difficult to effect service within the United States upon TRC and those directors, officers and experts, or to enforce judgments obtained in U.S. courts against us or such persons either inside or outside of the United States, or to enforce in U.S. courts judgments obtained against TRC or such persons in courts in jurisdictions outside the United States, in any action predicated upon the civil liability provisions of the federal securities laws of the United States. There is no certainty that civil liabilities predicated solely upon the federal securities laws of the United States can be enforced in Canada, whether by original action or by seeking to enforce a judgment of U.S. courts. In addition, punitive damages awards in actions brought in the United States or elsewhere may be unenforceable in Canada.

The price at which holders will be able to sell the notes prior to maturity will depend on a number of factors and may be substantially less than the amount paid under this offering.

We believe that the value of notes in any secondary markets will be affected by the supply and demand of the notes, the interest rate and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. We have summarized below what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

●

Market Interest Rates. In general, as market interest rates rise, notes bearing interest at a fixed rate generally decline in value because the premium, if any, over market interest rates will decline. Consequently, if a holder holds notes and market interest rates increase, the market value of such notes may decline. We cannot predict future levels of market interest rates.

●	Our Credit Ratings, Financial Condition and Results. Actual or anticipated changes in our credit ratings or financial condition may affect the market value of the notes.

The impact of one of the factors above, such as an increase in market interest rates, may offset some or all of any change in the market value of the notes attributable to another factor, such as an improvement in our credit ratings.

We may not be able to repurchase the notes upon a Change of Control Triggering Event.

Upon the occurrence of a Change of Control Triggering Event for the notes of either series, subject to certain conditions, TR Finance, will be required to offer to repurchase all outstanding notes of such series at 101% of their principal amount, plus accrued and unpaid interest. The source of funds for such a repurchase of notes would be our available cash or cash generated from our subsidiaries’, if any, operations or other potential sources, including borrowings, sales of assets or sales of equity. We cannot assure you that sufficient funds from such sources will be available at the time of any Change of Control Triggering Event to make required repurchases of notes that are tendered. TR Finance’s future debt instruments may contain provisions to the effect that certain change of control events will constitute an event of default thereunder entitling the lenders to accelerate any indebtedness outstanding thereunder and/or terminate any commitments thereunder. If the holders of either series of notes exercise their right to require TR Finance to repurchase all notes of such series upon a Change of Control Triggering Event, the financial effect of this repurchase could cause a default under future debt instruments, even if the Change of Control Triggering Event itself would not cause a default. It is possible that we will not have sufficient funds at the time of the Change of Control Triggering Event to complete the required repurchase of such notes and repayment of our other debt.

The Change of Control Triggering Event provision for each series of notes provides only limited protection against significant events that could negatively impact the value of the notes of such series.

As described above, upon the occurrence of a change of control triggering event for the notes of either series, subject to certain conditions, TR Finance will be required to offer to repurchase all outstanding notes at 101% of their principal amount, plus accrued and unpaid interest. However, the definition of the term “change of control triggering event” is limited and does not cover a variety of transactions (such as certain acquisitions or recapitalizations) that could negatively impact the value of the notes of either series. For a change of control triggering event to occur, there must be both a change of control and a ratings downgrade. As such, if TR Finance enters into a significant corporate transaction that negatively impacts the value of notes but which does not constitute a change of control triggering event, holders of the notes would not have any rights to require TR Finance to repurchase such notes prior to their maturity or to otherwise seek any remedies.

We have broad discretion in the use of the net proceeds from this offering.

We will have considerable discretion in the application of net proceeds from this offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used in ways with which you would agree. The results and the effectiveness of the application of the net proceeds are uncertain. If the net proceeds are not applied effectively, our financial performance and financial condition may be adversely affected.

USE OF PROCEEDS

We estimate that the net proceeds from this offering, after deducting the underwriters’ fee of $3.85 million and expenses of this offering of approximately $3.4 million, will be approximately $1.29 billion. We intend to use the net proceeds of this offering, together with the net proceeds of the Canadian Notes, for general corporate purposes, including, without limitation, to repay indebtedness under our commercial paper program (under which both TR Finance and TRC are issuers), which was previously incurred to fund working capital needs in the ordinary course.

CAPITALIZATION AND INDEBTEDNESS OF TRC

The following table sets forth TRC’s capitalization and indebtedness (i) as at June 30, 2026 and (ii) as at June 30, 2026 on an as adjusted basis, after giving effect to the sale of the notes offered hereby and the application of net proceeds of the offering and the concurrent offering of the Canadian Notes as described in the “Use of Proceeds” section of this prospectus supplement and certain other adjustments as described in the footnotes to the table below. This table should be read in conjunction with TRC’s unaudited consolidated interim financial statements for the three and six months ended June 30, 2026, and other information included in the documents incorporated by reference in this prospectus supplement.

	Unaudited
	As at June 30, 2026
	Actual	As adjusted
	(millions of U.S. dollars)
Cash and cash equivalents	$577	$1,295	(1)

Current indebtedness	1,618	565	(1)
Notes offered hereby	–	1,291
Canadian Notes	–	719
Other long-term indebtedness	1,323	1,323

Total debt	2,941	3,898

Equity:
Series II preference shares, no nominal value (authorized, issued and outstanding—6,000,000 as of June 30, 2026)	110	110
Common shares, no nominal value (435,615,501(2) issued and outstanding as of June 30, 2026; authorized—unlimited)	1,505	1,529	(3)
Contributed surplus	1,416	1,416
Accumulated other comprehensive loss	(953)	(953)
Retained earnings	9,047	8,772	(4)

Total equity	11,125	10,874

Total capitalization	$14,066	$14,772

(1)

Cash and cash equivalents is adjusted to reflect net borrowings under our commercial paper program of $117 million, increasing cash; less cash used to finance $238 million of common share repurchases to settle the liability described in note (3) below, in each case, after June 30, 2026 and through September 8, 2026. Cash and cash equivalents on an as-adjusted basis also includes net proceeds of the notes offered hereby, together with approximately net proceeds of $719 million from the Canadian Notes, less an assumed application of a portion of the net proceeds of the offerings to repay commercial paper indebtedness as described in “Use of Proceeds”. Current indebtedness is also adjusted for these assumed movements in commercial paper. However, we have broad discretion to use the net proceeds from this offering for other general corporate purposes, as described in “Use of Proceeds”. See “Risk Factors—We have broad discretion in the use of the net proceeds from this offering”.

(2)	As of September 8, 2026, we had 433,251,382 common shares issued and outstanding after giving effect to the transactions described in note (3) below.
(3)

Adjusted to reflect common shares issued under normal operation of our employee stock incentive plan since June 30, 2026, and completion of a pre-defined plan that was in place at June 30, 2026 to allow for the repurchase of our common shares during a trading black out period. We recorded a financial liability of $238 million for the broker commitment with a corresponding reduction in Equity at June 30, 2026.

(4)	Adjusted to reflect a $275 million reduction for dividends declared on August 5, 2026, payable to shareholders of record on August 19, 2026, and payable on September 10, 2026.

CAPITALIZATION AND INDEBTEDNESS OF TR FINANCE

The following table sets forth TR Finance’s capitalization and indebtedness (i) as at June 30, 2026 and (ii) as at June 30, 2026 on an as adjusted basis, after giving effect to the sale of the notes offered hereby and application of funds as described under “Use of Proceeds” in this prospectus supplement.

	Unaudited
	As at June 30, 2026
	Actual	As adjusted
	(millions of U.S. dollars)
Cash and cash equivalents	$—	$722	(1)

Current indebtedness	569	—	(1)
Notes offered hereby	—	1,291
Other long-term indebtedness	1,239	1,239

Total debt	1,808	2,530

Equity:
Common shares, $1.00 par value (1 issued and outstanding; 1,000 authorized)	—	—
Retained earnings (loss)	(5)	(5)

Total equity	(5)	(5)

Total capitalization	$1,803	$2,525

(1)

Cash and cash equivalents is adjusted to include the net proceeds of the notes offered hereby less the assumed application of a portion of the net proceeds of this offering to repay commercial paper indebtedness as described in “Use of Proceeds”. Current indebtedness is also adjusted for these assumed commercial paper repayments. However, we have broad discretion to use the net proceeds from this offering for other general corporate purposes, as described in “Use of Proceeds”. See “Risk Factors—We have broad discretion in the use of the net proceeds from this offering”.

INTEREST COVERAGE OF TRC

The information contained in this section was derived from TRC’s unaudited consolidated interim financial statements for the three and six months ended June 30, 2026, TRC’s audited consolidated financial statements for the year ended December 31, 2025 and the related management’s discussion and analysis, each of which is incorporated by reference in this prospectus supplement.

The following ratios are for the 12 months ended June 30, 2026 and December 31, 2025 and give effect to the issuance and sale of the notes offered hereby less the assumed application of a portion of the net proceeds of this offering and the concurrent offering of the Canadian Notes, to repay commercial paper indebtedness and repayments of other indebtedness as if these transactions occurred at the beginning of each period. These ratios do not purport to reflect actual ratios that would have resulted if the transactions had actually occurred on that date, nor are they indicative of ratios for any future periods.

	12 Months Ended
	June 30, 2026	December 31, 2025
	(millions of U.S. dollars)
Net earnings attributable to common shareholders before deducting interest expense (which includes the effect of related debt swaps) and before tax expense(1)	$2,325	$2,108
Adjusted annualized interest on total debt(1)	$250	$249
Interest coverage ratio	9.3x	8.5x

(1)

Excludes non-cash interest expense on pension and other post-employment benefit plans and the interest expense component of lease payments that TRC reports in finance costs within its consolidated income statement.

TRC’s borrowing cost requirements, after giving effect to the issue of notes to be distributed under this prospectus supplement and the concurrent offering of the Canadian Notes, amounted to $250 million and $249 million for the 12 months ended June 30, 2026 and December 31, 2025, respectively. TRC’s profit or loss attributable to common shareholders before borrowing costs and income tax was $2,325 million and $2,108 million for the 12 months ended June 30, 2026 and December 31, 2025, respectively, which is 9.3 times and 8.5 times TRC’s borrowing cost requirements for these periods.

INTEREST COVERAGE OF TR FINANCE

The information contained in this section was derived from the unaudited Subsidiary Issuer and Guarantor Supplemental Information section of TRC’s management’s discussion and analysis accompanying each of the unaudited consolidated interim financial statements for the three and six months ended June 30, 2026 and TRC’s audited consolidated financial statements for the year ended December 31, 2025, each of which is incorporated by reference in this prospectus supplement.

The following ratios are for the 12 months ended June 30, 2026 and December 31, 2025 and give effect to the issuance and sale of the notes offered hereby less the assumed application of a portion of the net proceeds of this offering to repay commercial paper indebtedness and repayments of other indebtedness as if these transactions occurred at the beginning of each period. These ratios do not purport to reflect actual ratios that would have resulted if the transactions had actually occurred on that date, nor are they indicative of ratios for any future periods.

	12 Months Ended
	June 30, 2026	December 31, 2025
	(millions of U.S. dollars)
Net earnings attributable to TRC before deducting interest expense (which includes the effect of related debt swaps) and before tax expense	$85	$65
Adjusted annualized interest on total debt	$140	$125
Interest coverage ratio	0.6x	0.5x

TR Finance’s borrowing cost requirements, after giving effect to the issue of notes to be distributed under this prospectus supplement, amounted to $140 million and $125 million for the 12 months ended June 30, 2026 and December 31, 2025, respectively. TR Finance’s profit or loss attributable to TRC before borrowing costs and income tax was $85 million and $65 million for the 12 months ended June 30, 2026 and December 31, 2025, respectively, which is 0.6 times and 0.5 times TR Finance’s borrowing cost requirements for these periods.

In connection with the notes offered hereby, TR Finance will also effect transactions with the Subsidiary Guarantors, and/or U.S. affiliates that are direct or indirect shareholders of the Subsidiary Guarantors that will result in affiliate loan amounts owed to TR Finance. TR Finance expects to meet its interest debt service obligations for the notes offered hereby using interest income from the affiliate loans. This will enable TR Finance to have an interest coverage ratio of at least 1.00x based on the interest income it is expected to earn. The table below provides a supplemental calculation of our interest coverage ratios including interest income from the expected affiliate loans.

	12 Months Ended
	June 30, 2026	December 31, 2025
	(millions of U.S. dollars)
Net earnings attributable to TRC before deducting interest expense (which includes the effect of related debt swaps) and before tax expense	$144	$126
Adjusted annualized interest on total debt	$140	$125
Interest coverage ratio	1.0x	1.0x

SUPPLEMENTAL FINANCIAL INFORMATION

TRC and the Subsidiary Guarantors will fully and unconditionally guarantee the payment of principal, premium (if any), interest and certain other amounts by TR Finance under the notes, subject to release provisions applicable only to the Subsidiary Guarantors. Please see TRC’s Annual Report on Form 40-F and management’s discussion and analysis for the three and six months ended June 30, 2026 (which are incorporated by reference in this prospectus) for condensed consolidating summary financial information as required by Section 13.4 of National Instrument 51-102 – Continuous Disclosure Obligations and Article 13 of Regulation S-X.

Please see the “Description of the Notes” section of this prospectus supplement, and “Description of Debt Securities and Guarantees” in the base shelf prospectus, for additional information about the guarantees.

The condensed consolidating summary financial information incorporated by reference in this prospectus has been prepared in accordance with IFRS Accounting Standards and is unaudited.

TRADING DATA

The existing senior unsecured notes of TR Finance issued under the Indenture are listed on the Nasdaq under the symbols “TRI26”, “TRI35”, “TRI40”, “TRI43A”, and “TRI43B”. The following tables set forth the market price ranges of such notes on the Nasdaq for the 12-month period prior to the date of this prospectus supplement:

	TRI26(1)		TRI35		TRI40		TRI43A		TRI43B
	High ($)	Low ($)	High ($)	Low ($)	High ($)	Low ($)	High ($)	Low ($)	High ($)	Low ($)
2025
September	99.45	99.04	104.91	102.07	105.98	102.30	87.84	83.99	102.04	98.14
October	99.54	99.28	105.28	103.72	106.17	104.13	88.86	84.09	102.99	100.57
November	99.62	99.35	104.98	102.97	105.56	103.15	87.33	85.64	102.29	100.01
December	99.71	99.48	104.86	103.57	105.40	103.43	87.28	85.21	101.65	99.54
2026
January	99.80	99.61	104.69	103.61	103.98	100.74	86.61	84.92	101.48	99.84
February	99.81	99.66	104.25	102.69	103.98	100.74	88.37	85.05	102.10	99.06
March	99.84	99.69	104.39	99.84	102.44	95.71	88.48	83.20	100.22	92.98
April	100.01	99.76	101.90	100.36	99.20	96.77	85.43	82.71	96.95	94.10
May	100.03	99.93	103.94	99.43	102.58	96.99	84.60	81.68	98.67	94.34
June	—	—	101.90	100.65	101.40	99.29	84.49	81.23	99.46	97.45
July	—	—	101.45	98.76	99.75	97.19	83.95	82.04	98.64	94.43
August	—	—	100.21	98.91	99.20	97.35	82.41	80.76	96.29	94.51
September 1—8	—	—	98.99	98.61	97.77	97.21	81.67	81.35	95.31	94.80

(1)	TR Finance’s 3.350% Notes due 2026, which traded under the symbol “TRI26”, were repaid in full at maturity on May 15, 2026 and were subsequently delisted from the Nasdaq.

DESCRIPTION OF THE NOTES

The following description of the notes offered hereby supplements the description of the general terms of the provisions in the accompanying base shelf prospectus under the section entitled “Description of Debt Securities and Guarantees” and should be read in conjunction with that description. The description of the notes herein shall prevail over the description in the accompanying base shelf prospectus to the extent of any inconsistency.

The notes will be issued under a sixth supplemental indenture to be dated as of the date of the issuance of the notes (the “Sixth Supplemental Indenture”) to a trust indenture dated as of March 20, 2025 (as may be amended and/or supplemented from time to time, and, together with the Sixth Supplemental Indenture, the “Indenture”) by and among TR Finance, TRC, the Subsidiary Guarantors, Computershare Trust Company of Canada, as Canadian trustee and Deutsche Bank Trust Company Americas, as U.S. trustee.

This summary information does not purport to be complete and is qualified in its entirety by reference to the provisions of the notes and the Indenture, including the definition of certain terms in the Indenture. It is the Indenture, and not this summary, that governs the rights of holders of notes. Capitalized terms that are used in this section and not defined have the meaning assigned to them in the Indenture. We have defined selected terms at the end of certain subsections herein.

General

The notes will be senior unsecured obligations of TR Finance and $800,000,000 aggregate principal amount of the 2028 notes and $500,000,000 aggregate principal amount of the 2033 notes will initially be issued, all of which will be issued under the Sixth Supplemental Indenture. The notes will be fully and unconditionally, jointly and severally guaranteed as to payment of principal, premium (if any) and interest by TRC and the Subsidiary Guarantors (the “Guarantee Obligations”), subject to the release provisions set forth under “— Guarantees”.

TRC conducts a significant proportion of its operating activities through subsidiaries. Although the Guarantee Obligations are senior obligations of TRC, they are effectively subordinated to all existing and future liabilities of TRC’s consolidated subsidiaries and operating companies (other than TR Finance and the Subsidiary Guarantors), except to the extent that any of their indebtedness is also guaranteed by TRC on a pari passu basis with TRC’s guarantee of the notes offered hereby, in which case such guaranteed obligations would rank equally with the Guarantee Obligations of TRC. The Indenture does not restrict the ability of TRC’s subsidiaries to incur additional indebtedness. As TRC conducts a significant proportion of its operating activities through subsidiaries, TRC’s ability to service its indebtedness is dependent on dividends and other payments from its subsidiaries and other companies in which it has investments. Certain of the instruments governing the indebtedness of TRC’s subsidiaries and the companies in which TRC has an investment may restrict the ability of such companies to pay dividends or make other payments on investments under certain circumstances. Dividends paid in kind are excluded so long as they are retained in the same form as received and are legally and beneficially owned by TRC and/or one or more designated affiliates of TRC.

The general provisions of the Indenture do not contain any provisions that would limit our ability to incur indebtedness or that would afford holders protection in the event of a highly leveraged or similar transaction involving Thomson Reuters.

The aggregate principal amount of the notes will be issued in minimum denominations of $2,000 in principal amount and integral multiples of $1,000 in excess thereof. The principal of, and interest on, the notes will be paid in lawful money of the United States.

Principal Amount, Interest and Maturity

2028 notes

The 2028 notes will have the following terms:

Principal Amount	Interest Rate	Maturity Date
$800,000,000	5.100%	September 15, 2028

The 2028 notes will be payable at 100% of the principal amount at maturity. The 2028 notes will bear interest from September 17, 2026, payable in semi-annual installments on March 15 and September 15 in each year, commencing on March 15, 2027. Interest on the 2028 notes will be paid to persons in whose names the 2028 notes are registered at the close of business on the preceding March 1 or September 1, respectively.

2033 notes

The 2033 notes will have the following terms:

Principal Amount	Interest Rate	Maturity Date
$500,000,000	5.750%	September 15, 2033

The 2033 notes will be payable at 100% of the principal amount at maturity. The 2033 notes will bear interest from September 17, 2026, payable in semi-annual installments on March 15 and September 15 in each year, commencing on March 15, 2027. Interest on the 2033 notes will be paid to persons in whose names the 2033 notes are registered at the close of business on the preceding March 1 or September 1, respectively.

Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months. In any case where any interest payment date, redemption date or the maturity date is not a Business Day, payment will be made on the next succeeding Business Day, and no additional interest shall accrue as the result of any such delayed payment. “Business Day” means each weekday which is not a day on which banking institutions in the Place of Payment (as defined herein) are authorized or obligated by law or executive order to close. Solely for the purpose of providing the disclosure required herein under the Interest Act (Canada) and without affecting the interest payable on the notes, the yearly rate of interest to which interest is calculated under the notes for any period in any calendar year (the “calculation period”) is equivalent to the rate payable under the notes in respect of the calculation period multiplied by a fraction the numerator of which is the actual number of days in such calendar year and the denominator of which is the actual number of days in the calculation period.

Ranking and Other Indebtedness

The notes will be senior unsecured obligations of TR Finance, and will rank equally with all of TR Finance’s other existing and future senior unsecured obligations. The notes will be fully and unconditionally guaranteed by TRC and the Subsidiary Guarantors, on a joint and several basis, and such guarantees will rank equally with each such Guarantor’s other senior unsecured obligations. Accordingly, the notes will effectively be subordinated to all existing and future liabilities of each of TRC’s subsidiaries (other than TR Finance and the Subsidiary Guarantors).

The Indenture will not limit the amount of secured debt that TR Finance or the Guarantors may incur, and the notes will effectively be subordinated in right of payment to any secured debt TR Finance or the Guarantors may incur, as applicable, and to their respective secured obligations, in each case to the extent of the value of the collateral securing such debt or other obligations.

Additional Notes

The notes of each series will be issued in the initial aggregate principal amounts set forth above. TR Finance may, from time to time, without notice to or the consent of the holders of a series of notes, create and issue, pursuant to the Indenture with respect to that series and in accordance with applicable laws and regulations, additional notes (the “Additional Notes”) maturing on the same maturity date as the other notes of that series and having the same terms and conditions under the Indenture (including with respect to TRC, the Subsidiary Guarantors and the Guarantee Obligations) as the previously outstanding notes of that series in all respects (or in all respects except for issuance date, issue price and, possibly, the first interest payment date and the date interest begins to accrue), so that such Additional Notes shall be consolidated and form a single series with the previously outstanding notes of that series, provided that if the Additional Notes of any series are not fungible with the notes of such series for U.S. federal income tax purposes, then the Additional Notes of such series will be issued with a separate CUSIP or ISIN number, so that they are distinguishable from the notes of such series.

Without limiting the foregoing, TR Finance may, from time to time, without notice to or the consent of the holders of either series of the notes, create and issue, pursuant to a supplemental indenture and in accordance with applicable laws and regulations, additional series of notes with additional or different terms and maturity dates than the notes.

Addition of Co-Obligors

TR Finance has the right at any time, without notice to or consent of the holders of the notes, to have one of TRC’s direct or indirect wholly-owned subsidiaries become a co-obligor under a particular series of the notes.

If TR Finance were to exercise this right, the co-obligor would become liable for such notes on a joint and several basis with TR Finance, and TR Finance would not be released from its obligations under the Indenture or the notes. The co-obligor’s obligations under the particular series of the notes would rank equally with all of the co-obligor’s other senior unsecured obligations.

Additional Amounts

All payments made by TRC under the Guarantee Obligation with respect to the notes will be made free and clear of, and without withholding or deduction for or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or therein or by any authority or agency therein or thereof having power to tax (for purposes of this provision, “Taxes”), unless TRC is required to withhold or deduct Taxes by applicable law or by the interpretation or administration thereof. If TRC is so required to withhold or deduct any amount for or on account of Taxes from any payment made by it under the Guarantee Obligation, TRC will pay such additional amounts (for purposes of this provision, “Additional Amounts”) as may be necessary so that the net amount received by each holder of such series of notes (including, as applicable, the beneficial owners in respect of any such holder) (each, a “Recipient”) after such withholding or deduction (including such deductions and withholdings applicable to Additional Amounts) will not be less than the amount such Recipient would have received if such Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to:

(a) any Taxes that are payable, imposed, levied, collected or assessed other than by withholding from payments made under the Guarantee Obligation;

(b) any such note presented for payment (where presentation is required) more than 30 days after the later of (i) the date on which such payment first becomes due or (ii) if the full amount of the monies payable has not been paid to the Recipient on or prior to such date, the date on which the full amount of such monies has been paid to the Recipient, except to the extent that such Recipient would have been entitled to such Additional Amounts on presentation of the same for payment on the last day of such period of 30 days;

(c) any estate, inheritance, gift, sales, transfer, excise or personal property Tax or any similar Taxes;

(d) any Taxes that are imposed or withheld by reason of the failure of the Recipient to comply with any certification, identification, information, documentation or other reporting requirement if compliance is required by law, regulation, or administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Taxes or is otherwise reasonably requested by TR Finance or TRC to support a claim for relief or exemption from such Taxes;

(e) any (i) tax, assessment, withholding or deduction required pursuant to Sections 1471 to 1474 of the U.S. Internal Revenue Code of 1986, as amended (“FATCA”), or any successor version thereof, or any similar legislation imposed by any other governmental authority, or (ii) Tax or penalty arising from such holder’s or beneficial owner’s failure to properly comply with the holder’s or beneficial owner’s obligations imposed under the Canada-United States Enhanced Tax Information Exchange Agreement Implementation Act (Canada) or any treaty, law or regulation or other official guidance enacted by Canada implementing FATCA or an intergovernmental agreement with respect to FATCA or any similar legislation imposed by any other governmental authority, including, for greater certainty, Part XVIII and Part XIX of the Income Tax Act (Canada) (the “Tax Act”); or

(f) any combination of the foregoing clauses (a) to (e).

TRC will also (1) make such withholding or deduction and (2) remit the full amount deducted or withheld by it to the relevant authority in accordance with applicable law. TRC will take reasonable efforts to furnish to the Trustee or applicable Recipient, within a reasonable time after the date the payment of any Taxes by TRC is due pursuant to applicable law, certified copies of tax receipts or other evidence of such remittance. TRC will indemnify and hold harmless each such Recipient and, upon written request, will reimburse each such Recipient for the amount of (i) any Taxes (other than any Taxes for which Additional Amounts would not be payable pursuant to clauses (a) through (f) above) levied or imposed and paid by such Recipient as a result of payments made under the Guarantee Obligation which have not been withheld or deducted and remitted by TRC in accordance with applicable law, (ii) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, and (iii) any Taxes (other than any Taxes for which Additional Amounts would not be payable pursuant to clauses (a) through (f) above) imposed with respect to any reimbursement under clause (i) or (ii) above, but excluding any such Taxes on such Recipient’s net income.

Whenever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), redemption price, Change of Control Payment, interest or any other amount payable, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof. The Trustee shall not at any time be under any duty or responsibility to any Recipient to determine the Additional Amounts, or with respect to the nature, extent or calculation of the amount of Additional Amounts owed, or with respect to the method employed in such calculation of the Additional Amounts.

Other Additional Amounts following Merger, Consolidation or Amalgamation or Addition of Co-Obligor

Where any person (i) assumes TR Finance’s obligations under the notes and under the Indenture pursuant to the provision described under “— Merger, Consolidation or Amalgamation” below, or (ii) becomes a co-obligor under the notes, pursuant to “— Addition of Co-Obligors”, and such person is domiciled under any jurisdiction other than a state of the United States (a “Non-U.S. Taxing Jurisdiction”) (each such person, a “Non-U.S. Person”), such Non-U.S. Person shall (A) pay additional amounts (“Other Additional Amounts”) in the form substantially similar to that described above under “— Additional Amounts”, with such modifications as TR Finance and such Non-U.S. Person reasonably determine are customary and appropriate to address then-applicable (or potentially applicable future) taxes, duties, levies, imposts, assessments or other governmental charges imposed or levied by or on behalf of the applicable governmental authority in respect of payments made by such Non-U.S. Person under or with respect to the notes to U.S. noteholders, including any exceptions thereto as TR Finance and such Non-U.S. Person shall reasonably determine would be customary and appropriate and (B) the notes will be redeemable, at such Non-U.S. Person’s option, in whole and not in part, at any time, at 100% of the aggregate principal amount, together with accrued and unpaid interest thereon to the redemption date (including any Other Additional Amounts), upon the giving of a notice as described in Section 1102 and Section 1104 of the Indenture, if (1) such Non-U.S. Person determines that (a) as a result of any change in or amendment to (including any officially announced prospective change or amendment) the laws (or any rules, regulations, rulings or administrative pronouncements promulgated thereunder) of any Non-U.S. Taxing Jurisdiction, or any change in official position regarding the application or interpretation of such laws, rules, regulations, rulings or administrative pronouncements (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced) on or after the date such Non-U.S. Person assumes TR Finance’s obligations, such Non-U.S. Person has or will become obligated to pay, on the next succeeding interest payment date, Other Additional Amounts with respect to any notes or (b) on or after the date such Non-U.S. Person assumes TR Finance’s obligations, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, a Non-U.S. Taxing Jurisdiction, including any of those actions specified in clause (a) above, whether or not such action was taken or decision was rendered with respect to such Non-U.S. Person, or any change, amendment, application or interpretation shall be officially proposed (assuming that such announced change will become effective as of the date specified in such announcement and in the form announced), which, in any such case, in the opinion of counsel to such Non-U.S. Person, will result in such Non-U.S. Person becoming obligated to pay, on the next succeeding interest payment date, Other Additional Amounts with respect to any notes, and (2) in any such case, such Non-U.S. Person in its business judgment determines that such obligation cannot be avoided by the use of reasonable measures available to such Non-U.S. Person (which, for the avoidance of doubt, shall not include a change in the terms of the notes or a substitution of the debtor); provided however, that at the time such notice of redemption is given, such obligation to pay such Other Additional Amounts remains in effect.

Guarantees

On the issue date, TRC and the Subsidiary Guarantors will fully and unconditionally guarantee, jointly and severally as primary obligors and not merely as sureties, on a senior unsecured basis, the full and punctual payment when due, whether at stated maturity, by acceleration or otherwise, of all obligations of TR Finance under the notes, whether for payment of principal of, or premium or interest on the notes, Additional Amounts, indemnification or otherwise. Each guarantee from a Subsidiary Guarantor will be limited to an amount not to exceed the maximum amount that can be guaranteed by the applicable Subsidiary Guarantor without rendering the guarantee, as it relates to that Subsidiary Guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

In the event of a sale or other disposition of all or substantially all of the assets of the applicable Subsidiary Guarantor to a person that is not TRC or a wholly-owned subsidiary of TRC in compliance with the covenant described under “— Merger, Consolidation or Amalgamation” below, or if any Subsidiary Guarantor ceases to be a direct or indirect wholly-owned subsidiary of TRC for any reason, such Subsidiary Guarantor shall be released from its guarantee.

Optional Redemption

If we elect to redeem the notes prior to the maturity date, the price that we will be required to pay will depend on when we redeem the notes. Any notes offered hereby that are redeemed by TR Finance will be cancelled and will not be reissued.

2028 notes

●

Prior to the maturity date, TR Finance may, at its option, redeem the 2028 notes, in whole at any time or in part from time to time, on not less than 10 nor more than 60 days prior notice to the registered holder at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) which is equal to the greater of (i) (a) the sum of the present values, as calculated by TR Finance, of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 10 basis points less (b) interest accrued to the date of redemption, and (ii) 100% of the principal amount of the 2028 notes to be redeemed, together in each case with accrued and unpaid interest to the date fixed for redemption. If less than all the 2028 notes are to be redeemed, the 2028 notes to be redeemed shall be selected not more than 45 days prior to the redemption date by the Trustee, on a pro rata basis, or by lot or such other method as the Trustee shall deem fair and appropriate in accordance with the procedures of the applicable Depositary.

2033 notes

●

Prior to July 15, 2033 (two months prior to the maturity date) (the “Par Call Date”), TR Finance may, at its option, redeem the 2033 notes, in whole at any time or in part from time to time, on not less than 10 nor more than 60 days prior notice to the registered holder at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) which is equal to the greater of (i) (a) the sum of the present values, as calculated by TR Finance, of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2033 notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points less (b) interest accrued to the date of redemption, and (ii) 100% of the principal amount of the 2033 notes to be redeemed, together in each case with accrued and unpaid interest to the date fixed for redemption.

●

On or after the Par Call Date, TR Finance may, at its option, redeem the 2033 notes, in whole or in part, on not less than 10 nor more than 60 days prior notice to the registered holder at a redemption price which is equal to 100% of the principal amount of the 2033 notes outstanding, plus accrued and unpaid interest to the date fixed for redemption.

In either case, if less than all the 2033 notes are to be redeemed, the 2033 notes to be redeemed shall be selected not more than 45 days prior to the redemption date by the Trustee, on a pro rata basis, or by lot or such other method as the Trustee shall deem fair and appropriate in accordance with the procedures of the applicable Depositary.

Unless TR Finance defaults in payment of the redemption price, on or after the redemption date, interest will cease to accrue on the notes of the series to be redeemed or the portions thereof called for redemption.

For the purposes of the notes:

“Treasury Rate” means, with respect to any redemption date, the yield determined by TR Finance in accordance with the following two paragraphs.

The Treasury Rate shall be determined by TR Finance after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third business day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily)—H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities–Treasury constant maturities–Nominal” (or any successor caption or heading) (“H.15 TCM”). In determining the Treasury Rate, TR Finance shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to, in the case of the 2028 notes, the maturity date or, in the case of the 2033 notes, the Par Call Date (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life – and shall interpolate to, in the case of the 2028 notes, the maturity date or, in the case of the 2033 notes, the Par Call Date, on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

If on the third business day preceding the redemption date H.15 TCM is no longer published, TR Finance shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second business day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, in the case of the 2028 notes, the maturity date or, in the case of the 2033 notes, the Par Call Date, as applicable. If there is no United States Treasury security maturing on, in the case of the 2028 notes, the maturity date or, in the case of the 2033 notes, the Par Call Date, but there are two or more United States Treasury securities with a maturity date equally distant from, in the case of the 2028 notes, the maturity date or, in the case of the 2033 notes, the Par Call Date, one with a maturity date preceding, in the case of the 2028 notes, the maturity date or, in the case of the 2033 notes, the Par Call Date, and one with a maturity date following, in the case of the 2028 notes, the maturity date or, in the case of the 2033 notes, the Par Call Date, TR Finance shall select the United States Treasury security with a maturity date preceding, in the case of the 2028 notes, the maturity date or, in the case of the 2033 notes, the Par Call Date. If there are two or more United States Treasury securities maturing on, in the case of the 2028 notes, the maturity date or, in the case of the 2033 notes, the Par Call Date, or two or more United States Treasury securities meeting the criteria of the preceding sentence, TR Finance shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

The Trustee and its agents disclaim all liability for the accuracy, completeness or verification of any redemption calculations related to the notes.

Redemption for Changes in Canadian Withholding Taxes

Each series of notes will be redeemable, at TR Finance’s option following receipt of a written request by TRC requesting that TR Finance redeem a particular series of notes, in whole and not in part, at any time, at 100% of the aggregate principal amount, together with accrued and unpaid interest thereon to the redemption date (including any Additional Amounts), upon the giving of a notice as described in Section 1102 and Section 1104 of the Indenture, if (1) TRC will be obligated on the next interest payment date to pay an amount under the Guarantee Obligation with respect to such series of notes, (2) TRC determines that (a) as a result of any change in or amendment to (including any officially announced prospective change or amendment) the laws (or any rules, regulations, rulings or administrative pronouncements promulgated thereunder) of Canada or of any political subdivision or taxing authority promulgated thereunder, or any change in official position regarding the application or interpretation of such laws, rules, regulations, rulings or administrative pronouncements (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced) on or after the date TRC assumes TR Finance’s obligations pursuant to the Guarantee Obligation, TRC has or will become obligated to pay, on the next succeeding interest payment date, Additional Amounts under the Guarantee Obligation or (b) on or after the date TRC assumes TR Finance’s obligations pursuant to the Guarantee Obligation, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada or any political subdivision or taxing authority thereof or therein, including any of those actions specified in clause (a) above, whether or not such action was taken or decision was rendered with respect to TRC, or any change, amendment, application or interpretation shall be officially proposed (assuming that such announced change will become effective as of the date specified in such announcement and in the form announced), which, in any such case, in the opinion of counsel to TRC, will result in TRC becoming obligated to pay, on the next succeeding interest payment date, Additional Amounts under the Guarantee Obligation, and (3) in any such case, TRC and TR Finance in their business judgment determine that such obligation cannot be avoided by the use of reasonable measures available to TRC or TR Finance (which, for the avoidance of doubt, shall not include a change in the terms of the applicable series of notes or a substitution of the debtor); provided however, that at the time such notice of redemption is given, such obligation to pay such Additional Amounts remains in effect.

Negative Pledge

The Indenture will provide that:

●

Neither TR Finance nor TRC will create or permit to subsist after knowledge of the existence thereof any mortgage, lien, pledge, encumbrance, conditional sale or other title retention agreement, or other similar security interest, or security interest, upon any part of any undertaking or assets to secure any Debt of TR Finance or TRC; or

●	TRC will not permit any Material Subsidiary to give any guarantee to secure any Debt of TR Finance or TRC;

without at the same time or as soon as reasonably practicable thereafter offering to the holders of notes a ratable and pari passu interest in the same security interest or guarantee, as applicable, but this covenant will not apply to, or operate to prevent:

(i)

any security interest for, or any guarantee by a Material Subsidiary of, any Debt of TR Finance or TRC, as applicable, the amount of which, when aggregated with the amount of all other Debt of TR Finance and

TRC then outstanding in respect of which such a security interest or such a guarantee by a Material Subsidiary has been given, excluding any security interest or guarantee given pursuant to the exceptions in subparagraphs (ii) to (iv), would not exceed 10% of Consolidated Shareholders’ Equity;

(ii)

any security interest on (a) any asset (including shares) acquired or held by TR Finance or TRC to secure Debt of TR Finance or TRC incurred solely for the purpose of financing the acquisition, construction, research, development or improvement of such asset or (b) shares of a Subsidiary organized solely to acquire any such asset;

(iii)

the assumption by TR Finance or TRC of any security interest in existence on any asset at the time of acquisition thereof, including any such assumption consequent upon any amalgamation, merger, arrangement or other corporate reorganization;

(iv)

TR Finance or TRC giving a security interest (other than on shares or fixed assets) in the ordinary course of TR Finance’s or a Guarantor’s business to any bank or banks or others to secure any Debt of TR Finance or TRC that is not a Funded Obligation; or

(v)

the extension, renewal or refunding of any security interest permitted under subparagraphs (ii) to (iv) to the extent of the principal amount of Debt of TR Finance or TRC secured by and owing under any such security interest at the time of such extension, renewal or refunding.

For purposes of the foregoing covenant, the following defined terms shall be applicable:

“Consolidated Shareholders’ Equity” means the aggregate of the stated capital accounts for all of TRC’s outstanding shares and the amount of TRC’s consolidated surplus, whether paid in, earned, or otherwise, as such consolidated surplus is shown on our then most recent audited consolidated balance sheet, determined in accordance with GAAP.

“Debt” means notes, bonds, debentures or other similar evidences of indebtedness for money borrowed.

“Funded Obligation” means any Debt, the principal amount of which by its terms is not payable on demand and the due date of payment of which, after giving effect to any right of extension or renewal exercisable unilaterally on the part of the obligor, is more than 18 months from the date of the creation, issue or incurring of the same.

“GAAP” means generally accepted accounting principles which are in effect from time to time in Canada (or, if TRC hereafter determines to prepare its principal consolidated financial statements in accordance with generally accepted accounting principles which are in effect from time to time in the United States, such principles).

“Material Subsidiary” means any Subsidiary of TRC the revenues of which for the 12 months ending at the end of the most recently completed fiscal year of such Subsidiary represent 10% or more of the revenues of TRC and its consolidated subsidiaries taken as a whole for the 12 months ending at the end of the most recently completed fiscal year of TRC, or the gross assets of which as at the end of the most recently completed fiscal year of such Subsidiary represent 10% or more of the gross assets of TRC and its consolidated Subsidiaries taken as a whole as at the end of the most recently completed fiscal year of TRC, calculated in each case in accordance with GAAP.

Merger, Consolidation or Amalgamation

The Indenture provides that neither TRC nor TR Finance may amalgamate or consolidate with or merge into any other Person and TRC may not convey, transfer, sell or lease its properties and assets substantially as an entirety to any Person, unless:

●

the Person formed by such consolidation or amalgamation or into which TRC or TR Finance, respectively, is merged or the Person which acquires by conveyance or transfer, or which leases, the properties and assets of TRC or TR Finance, respectively, substantially as an entirety expressly assumes, by an indenture supplemental to the Indenture, TRC’s or TR Finance’s obligation, respectively, for the due and punctual payment of the principal of (and premium, if any), including any Redemption Price, and interest on the notes and the performance of every covenant of the Indenture on the part of TRC or TR Finance, respectively, to be performed or observed;

●

immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing; and

●

TRC, TR Finance or such Person shall have delivered to the Trustee an officer’s certificate and an opinion of counsel, each stating that such amalgamation, consolidation, merger, conveyance, transfer or lease and such supplemental indenture comply with this covenant and that all conditions precedent under the Indenture provided for relating to such transaction have been complied with.

Notwithstanding the foregoing, for purposes of the notes offered hereby, the foregoing covenant shall not apply to any consolidation, amalgamation or merger involving TRC and/or TR Finance, respectively, and any of their respective Subsidiaries; any conveyance, transfer, or sale of lease of TRC’s and/or TR Finance’s respective properties or assets to any of their Subsidiaries; or any other transaction between TRC, TR Finance and/or any one or more of their Subsidiaries.

In addition, no such amalgamation, consolidation, merger or transfer may be made if, as a result thereof, any of TRC’s or TR Finance’s property or assets would become subject to any mortgage or other encumbrance securing Debt, unless such mortgage or other encumbrance could be created pursuant to the provisions described under “— Negative Pledge” above without equally and ratably securing the notes or TRC’s guarantee of the notes, as applicable or unless the notes are secured equally and ratably with, or prior to, the Debt secured by such mortgage or other encumbrance.

The foregoing covenant replaces the covenant described in “Description of Debt Securities and Guarantees — Merger, Consolidation or Amalgamation” in the accompanying base shelf prospectus.

Repurchase Upon Change of Control Triggering Event

If a Change of Control Triggering Event (as defined below) occurs, unless TR Finance has exercised its right to redeem all of the notes of a series as described above, TR Finance will be required to make an offer to repurchase all, or, at the holder’s option, any part (equal to $1,000 or an integral multiple thereof), of each holder’s notes of such series pursuant to the offer described below, referred to as the Change of Control Offer, on the terms set forth below. In the Change of Control Offer, TR Finance will be required to offer payment in cash equal to 101% of the aggregate principal amount of the notes of the series to be repurchased plus accrued and unpaid interest, if any, on such notes, to the date of purchase, referred to as the Change of Control Payment.

Within 30 days following any Change of Control Triggering Event, TR Finance will be required to deliver a notice to holders of notes of the series to be repurchased, with a copy to the Trustee for such notes, describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the notes of such series on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is delivered, referred to as the Change of Control Payment Date, pursuant to the procedures required by such notes and described in such notice. We must comply with the requirements of applicable securities laws and regulations in connection with the repurchase of any notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any applicable securities laws or regulations conflict with the Change of Control (as defined below) provisions of the notes, we will be required to comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control provisions of the notes by virtue of such conflicts.

On the Change of Control Payment Date, TR Finance will be required, to the extent lawful, to:

●	accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

●	deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

●

deliver or cause to be delivered to the Trustee the notes properly accepted together with an Officer’s Certificate stating the aggregate principal amount of notes or portions of notes being purchased by us.

The Paying Agent will be required to promptly deliver to each Holder who properly tendered notes, the purchase price for such notes and the Trustee will be required to promptly authenticate and deliver (or cause to be transferred by book entry) to each such Holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount of $2,000 and integral multiples of $1,000 in excess thereof.

TR Finance will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by TR Finance and such third party purchases all notes properly tendered and not withdrawn under its offer.

For purposes of the repurchase provisions of the notes, the following terms will be applicable:

“Change of Control” means the occurrence of any one of the following: (1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger, amalgamation, arrangement or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Thomson Reuters, taken as a whole, to any person or group, other than to a Thomson Reuters entity; (2) the first day on which a majority of the members of TRC’s board of directors are not Continuing Directors (as defined herein); (3) the consummation of any transaction including, without limitation, any merger, amalgamation, arrangement or consolidation the result of which is that any person or group of related persons, other than the Woodbridge Group (as defined herein), becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the U.S. Exchange Act), directly or indirectly, of more than 50% of the voting stock of TRC (which, for greater certainty, excludes the Thomson Reuters Founders Share in TRC held by Thomson Reuters Founders Share Company), measured by voting power rather than number of shares; (4) the consummation of a so-called “going private/Rule 13e-3 transaction” that results in any of the effects described in paragraph (a)(3)(ii) of Rule 13e-3 under the U.S. Exchange Act (or any successor provision), following which the Woodbridge Group beneficially owns, directly or indirectly, more than 50% of the voting stock of TRC (which, for greater certainty, excludes the Thomson Reuters Founders Share), measured by voting power rather than number of shares; or (5) TRC ceases to own, directly or indirectly, 100% of the Voting Stock/Interests of TR Finance, measured by voting power rather than number of units. For the purposes of this definition, “person” and “group” have the meanings used in Sections 13(d) and 14(d) of the U.S. Exchange Act.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Rating Event.

“Continuing Directors” means, as of any date of determination, any member of the TRC board of directors who (1) was a member of the TRC board of directors on the date of the issuance of the notes; or (2) was nominated for election, elected or appointed to the TRC board of directors with the approval of a majority of the Continuing Directors who were members of the TRC board of directors at the time of such nomination, election or appointment (either by a specific vote or by approval of the TRC management information circular in which such member was named as a nominee for election as a director).

“Fitch” means Fitch Ratings Ltd.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s, BBB– (or the equivalent) by S&P or BBB– (or the equivalent) by Fitch, and the equivalent investment grade credit rating from any replacement Rating Agency or Rating Agencies selected by us.

“Moody’s” means Moody’s Investors Service, Inc.

“Rating Agencies” means (a) each of Moody’s, S&P and Fitch; and (b) with respect to a series of notes, if any of the Rating Agencies ceases to rate the notes of such series or fails to make a rating of the notes of such series publicly available for reasons outside of TRC’s control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the U.S. Exchange Act selected by us (as certified by a resolution of the TRC board of directors) as a replacement for Moody’s, S&P or Fitch, or some or all of them, as the case may be.

“Rating Event” means, with respect to a series of notes, the rating on the notes of such series is lowered by (a) at least three out of four Rating Agencies, if there are four Rating Agencies or (b) all of the Rating Agencies, if there are less than four Rating Agencies, and the notes of such series are rated below an Investment Grade Rating by such number of Rating Agencies on any day within the 60-day period (which 60-day period will be extended so long as the rating of such notes is under publicly announced consideration for a possible downgrade by such number of Rating Agencies) after the earlier of (1) the occurrence of a Change of Control and (2) public notice of the occurrence of a Change of Control or TRC’s intention to effect a Change of Control; provided, however, that a rating event otherwise arising by virtue of a particular reduction in rating will be deemed not to have occurred in respect of a particular Change of Control (and thus will not be deemed a rating event for purposes of the definition of Change of Control Triggering Event) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform TRC that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control has occurred at the time of the rating event).

“S&P” means S&P Global Rating Services, a division of S&P Global Inc.

“Thomson Reuters” means, collectively, TRC and its consolidated subsidiaries.

“Thomson Reuters Founders Share” means the Thomson Reuters Founders Share in the capital of TRC.

“Thomson Reuters Founders Share Company” means Thomson Reuters Founders Share Company Limited, a corporation incorporated and existing in accordance with the laws of England and Wales.

“Woodbridge Group” means at any particular time such of (a) The Woodbridge Company Limited (“Woodbridge”), (b) the affiliates of Woodbridge and (c) the respective successors and assigns of Woodbridge or any such affiliate, as, at such time, are controlled directly or indirectly by one or more corporations all of the shares of which are held by one or more individuals who are members of the family of the late first Lord Thomson of Fleet or trusts for their benefit.

The failure by us to comply with the obligations described under “— Repurchase Upon Change of Control Triggering Event” will constitute an Event of Default with respect to the notes.

We may not have sufficient funds to repurchase the notes in cash at such time. In addition, TR Finance’s ability to repurchase the notes for cash may be limited by law or the terms of other agreements which we are subject to at the time.

The Change of Control Triggering Event feature of the notes may in certain circumstances make more difficult or discourage a sale or takeover of TR Finance and, thus, the removal of incumbent management.

Trustee

The U.S. Trustee and the Paying Agent under the Indenture for the notes will be Deutsche Bank Trust Company Americas. The “Place of Payment” for the notes will be at the address of Deutsche Bank Trust Company Americas, currently located at Trust & Securities Services, 1 Columbus Circle, Mail Stop NYC01-0417, 10019-8735 New York, NY 10019, United States. The Canadian Trustee will be Computershare Trust Company of Canada.

Governing Law

The Indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York. The Indenture is subject to the provisions of the Trust Indenture Legislation and shall, to the extent applicable, be governed by such provisions.

Additional Definitions

Set forth below is a summary of certain of additional defined terms used in the Indenture. Reference is made to the Indenture, for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

“Guarantee” means the guarantee obligations of TRC pursuant to Section 1301 of the Indenture in respect of the notes.

“Subsidiary” means any corporation, limited liability company, partnership, association or other entity (whether incorporated or unincorporated) of which TRC or TR Finance, as applicable, at the time of determination, directly and/or indirectly through one or more Subsidiaries, owns more than 50% of the shares of Voting Stock/Interests of such corporation.

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended as in force at the date as of which a trust indenture was executed, except as provided in Section 905 of the Indenture.

“Trust Indenture Legislation” means, at any time, statutory provisions relating to trust indentures and the rights, duties, and obligations of trustees under trust indentures and of corporations issuing debt obligations under trust indentures to the extent that such provisions are at such time in force and applicable to the Indenture, and at the date of this Indenture means the Trust Indenture Act and the regulations thereunder and, in respect of notes offered in Canada, the applicable provisions of the OBCA and the regulations thereunder as amended or re-enacted from time to time.

“Voting Stock/Interests” means stock or interests of the class or classes having general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of a corporation (irrespective of whether or not at the time stock or interests of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

Depositary Procedures

The notes will be represented by one or more global notes (collectively, the “Global Notes”) registered in the name of The Depository Trust Company, or its nominee, as Depositary (the “Depositary”). Accordingly, beneficial interests in the notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its Participants (as defined herein). Except as described under “Description of Debt Securities and Guarantees — Book-Entry Delivery and Form” in the accompanying base shelf prospectus, owners of beneficial interests in the Global Notes will not be entitled to receive notes in definitive form and will not be considered holders of notes under the Indenture.

The following is based on information furnished by the Depositary: the Depositary is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the U.S. Exchange Act. The Depositary holds securities that its Participants deposit with the Depositary. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. These direct Participants (“Direct Participants”) include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The Depositary is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for the Depositary, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the Depositary’s system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”, and together with Direct Participants, “Participants”). The rules applicable to the Depositary and its Participants are on file with the SEC.

Principal and interest payments on the notes registered in the name of the Depositary’s nominee will be made in immediately available funds to the Depositary’s nominee as the registered owner of the Global Notes. Under the terms of the Indenture, TR Finance and the Trustee will treat the persons in whose names the notes are registered as the owners of such notes for the purpose of receiving payment of principal and interest on such notes and for all other purposes whatsoever. Therefore, neither TR Finance, the Trustee nor any Paying Agent for the notes has any direct responsibility or liability for the payment of principal or interest on the notes to owners of beneficial interests in the Global Notes. The Depositary has advised TR Finance and the Trustee that its current practice is, upon receipt of any payment of principal or interest, to credit the accounts of Participants on the payment date with such payment in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown in the records of the Depositary, unless the Depositary has reason to believe that it will not receive payment on the payment date. Payments by Direct Participants and Indirect Participants to owners of beneficial interests in the Global Notes will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of the Direct Participants or Indirect Participants, and not of the Depositary, the Trustee or TR Finance, subject to any statutory requirements as may be in effect from time to time. Payment of principal and interest to the Depositary is the responsibility of TR Finance or the Trustee, disbursement of such payments to Participants shall be the responsibility of the Depositary, and the disbursement of such payments to the owners of beneficial interests in the Global Notes shall be the responsibility of Participants.

TR Finance understands that, under existing industry practice, if TR Finance were to request any action by the holders or if an owner of a beneficial interest in the Global Notes were to desire to take any action that the Depositary, as the registered owner of the Global Notes, is entitled to take, the Depositary would authorize Participants to take such action, and that Participants would, in turn, authorize beneficial owners owning through them to take such action or would otherwise act upon the instructions of such beneficial owners.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Torys LLP and Blake, Cassels & Graydon LLP, the following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations under the Tax Act and the regulations thereunder (the “Regulations”) generally applicable to a holder of the notes (the “Notes”) who acquires as beneficial owner the Notes pursuant to the offering and who, at all relevant times, for purposes of the Tax Act, (i) is not, and is not deemed to be, resident in Canada, (ii) is not a “specified non-resident shareholder” of TRC for purposes of the Tax Act or a non-resident person not dealing at arm’s length with a “specified shareholder” (within the meaning of subsection 18(5) of the Tax Act) of TRC, (iii) is not an entity in respect of which TRC is a “specified entity” (within the meaning of subsection 18.4(1) of the Tax Act), (iv) deals with TRC at arm’s length, and (v) does not use or hold, and is not deemed to use or hold, the Notes in a business carried on, or deemed to be carried on, in Canada (a “Non-resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-resident Holder who holds the Notes in connection with carrying on an insurance business in Canada and elsewhere.

This summary does not address the possible application of the rules with respect to “hybrid mismatch arrangements” contained in the Tax Act (the “Hybrid Mismatch Rules”) to a Non-resident Holder (i) that disposes of the Notes to a person or entity with which it does not deal at arm’s length or to an entity that is a “specified entity” (as defined in the Hybrid Mismatch Rules) with respect to the Non-resident Holder or in respect of which the Non-resident Holder is a “specified entity”, or (ii) that disposes of the Notes under, or in connection with a “structured arrangement” (as defined in the Hybrid Mismatch Rules). Such Non-resident Holders should consult their own tax advisors.

This summary is based on the provisions of the Tax Act and the Regulations in force at the date of this prospectus supplement, all specific proposals to amend the Tax Act and the Regulations publicly and officially announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing by the CRA prior to the date hereof. There can be no assurance that the Tax Proposals will be implemented in their current form or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in law or in the administrative practices or assessing policies of the CRA, whether by way of judicial, governmental, administrative or legislative decision or action, nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder, and no representations with respect to the income tax consequences to any particular holder are made. Accordingly, prospective purchasers of the Notes should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring holding and disposing of the Notes, including the application and effect of the income and other tax laws of any country, province, territory, state or local authority.

Taxation of Interest on the Notes and Disposition of the Notes

Amounts paid or credited, or deemed to be paid or credited, to a Non-resident Holder, as, on account or in lieu of payment of, or in satisfaction of, interest, premium or principal on a Note by TR Finance or by TRC under the Guarantee Obligation and any proceeds received or deemed to be received by a Non-resident Holder on a disposition of a Note (including in respect of a redemption of the Notes), will not be subject to Canadian non-resident withholding tax under the Tax Act.

No other taxes on income (including taxable capital gains) will be payable under the Tax Act by a Non-resident Holder in respect of the holding, redemption or disposition of the Notes or the receipt of interest, premium or principal thereon.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations relating to the purchase, ownership, and disposition of a note purchased pursuant to this offering at the “issue price,” which is the first price at which a substantial amount of the notes of a given series is sold for cash (other than to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers). This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, published rulings, judicial decisions, existing Treasury Regulations promulgated under the Code and interpretations of the foregoing, all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This summary discusses only notes held as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment purposes). This summary is intended for general information purposes only and does not discuss all of the tax consequences that may be relevant in light of a particular holder’s circumstances or to holders subject to special tax rules, including, without limitation, banks or other financial institutions, tax-exempt organizations, insurance companies, regulated investment companies, real estate investment trusts, partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes (and any investors therein), certain former citizens or long-term residents of the United States, dealers or traders in securities or foreign currency, holders subject to any alternative minimum tax or to the Medicare contribution tax on net investment income, U.S. Holders (as defined below) whose functional currency is not the United States dollar, holders subject to special tax accounting rules under Section 451(b) of the Code, persons that hold notes that are a hedge or that are hedged against currency risks or that are part of a straddle or conversion transaction, and holders that are controlled foreign corporations or passive foreign investment companies. In addition, this summary does not address any aspects of other U.S. federal tax laws, such as estate and gift tax laws, or any applicable state, local, or non-U.S. tax laws.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of a note acquired pursuant to this offering that, for U.S. federal income tax purposes, is (i) a citizen or individual resident of the United States; (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, that is created in or organized under the laws of the United States, any State thereof, or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust if (A) a U.S. court is able to exercise primary supervision of the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) the trust has made a valid election to be treated as a U.S. person under applicable Treasury Regulations. A “Non-U.S. Holder” is a beneficial owner of a note acquired pursuant to this offering that, for U.S. federal income tax purposes, is neither a U.S. Holder nor a partnership or other entity or arrangement classified as a partnership.

If a partnership, or other entity or arrangement classified as a partnership for U.S. federal income tax purposes, owns a note, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners in a partnership that owns a note are urged to consult their tax advisers as to the particular U.S. federal income tax consequences applicable to them.

This summary does not constitute, and is not intended as, legal or tax advice to holders of notes. Prospective investors are urged to consult their tax advisers as to the application of the tax consequences discussed below to their particular circumstances, as well as the application of any state, local, non-U.S., or other tax laws, including gift and estate tax laws.

Contingent Payments

In certain circumstances (for example, as described above under “Description of the Notes—Repurchase Upon Change of Control Triggering Event”), TR Finance may be obligated to redeem the notes prior to maturity or to pay amounts on the notes that are in excess of stated interest or principal on the notes. These potential payments may implicate provisions of the Treasury Regulations relating to “contingent payment debt instruments.” TR Finance intends to take the position that the possibility of such payments does not result in the notes being treated as contingent payment debt instruments. However, the Internal Revenue Service (“IRS”) may take a contrary position. If the IRS takes a contrary position, a U.S. Holder may be required to accrue interest income based upon a “comparable yield” (as defined in the Treasury Regulations) determined at the time of issuance of the notes, with adjustments to such accruals when any contingent payments are made that differ from the payments based on the comparable yield. In addition, any income on the sale, or other taxable disposition of the notes, would be treated as interest income rather than as capital gain. TR Finance’s determination that the notes are not contingent payment debt instruments is binding on a U.S. Holder, unless the holder discloses a contrary position to the IRS in the manner required by applicable Treasury Regulations. The remainder of this discussion assumes that the notes are not treated as contingent payment debt instruments. U.S. Holders should consult their tax advisers regarding the possible application of the contingent payment debt instrument rules to the notes.

Consequences to U.S. Holders

Payments of Interest

Payments of interest on a note generally will be taxable to a U.S. Holder as ordinary income at the time received or accrued, in accordance with the holder’s method of accounting for U.S. federal income tax purposes.

Original Issue Discount

It is expected, and this summary assumes, that the notes will not be treated for U.S. federal income tax purposes as issued with original issue discount (“OID”). If, however, the stated redemption price of a note were to exceed its issue price by more than a de minimis amount, then a U.S. Holder would be required to treat such excess amount as OID, which would be treated for U.S. federal income tax purposes as accruing on a constant yield to maturity basis over the term of the note as interest income. Thus, a U.S. Holder would be required to include the OID in income in advance of the receipt of the cash to which such OID were attributable, and the holder’s adjusted tax basis in a note would be increased by the amount of any OID included in gross income. In compliance with Treasury Regulations, if TR Finance determines that the notes have been issued with more than a de minimis amount of OID, then TR Finance will provide certain information to U.S. Holders and the IRS that is relevant to determining the amount of OID in each accrual period. The remainder of this discussion assumes that the notes will not be treated for U.S. federal income tax purposes as issued with OID.

Sale, Exchange, Redemption, or Other Taxable Disposition of the Notes

Upon the sale, exchange, redemption, or other taxable disposition of a note, a U.S. Holder generally will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized (less any amount equal to accrued but unpaid interest, which will be taxable as interest income, as described above) and the holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will equal the cost of the note. Gain or loss recognized upon the sale, exchange, redemption, or other taxable disposition of a note generally will be capital gain or loss and will be long-term capital gain or loss if at the time of the disposition the note has been held for more than one year. Long-term capital gains recognized by non-corporate U.S. Holders generally are subject to tax at reduced rates. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

Information reporting generally will apply to payments of interest on a note made to a U.S Holder and proceeds received by a U.S. Holder from the sale, exchange, redemption, or other taxable disposition of a note, unless the U.S. Holder is an exempt recipient. A U.S. Holder may also be subject to backup withholding on such payments, unless the holder provides its taxpayer identification number and otherwise complies with the backup withholding rules or provides proof of an exemption. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Consequences to Non-U.S. Holders

Payments of Interest

Subject to the discussion of backup withholding and FATCA below, interest on a note paid to a Non-U.S. Holder generally will not be subject to U.S. federal income tax, provided that:

●	the interest is not effectively connected with a trade or business within the United States (or, if certain tax treaties apply, is not attributable to a permanent establishment in the United States);

●	the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of TR Finance; and

●

either (i) the Non-U.S. Holder provides its name and address, and certifies, under penalties of perjury, that it is not a U.S. person (which certification may be made on an applicable IRS Form W-8) or (ii) the Non-U.S. Holder holds the note through certain foreign intermediaries or foreign partnerships, and the Non-U.S. Holder and the foreign intermediary or foreign partnership satisfy certain certification requirements under Treasury Regulations.

If a Non-U.S. Holder does not satisfy the foregoing requirements, payments of interest made to the holder generally will be subject to a 30% U.S. federal withholding tax, unless the Non-U.S. Holder provides the applicable withholding agent with a properly executed (i) IRS Form W-8BEN or W-8BEN-E, as applicable, claiming an exemption from or reduction in withholding under an applicable income tax treaty or (ii) IRS Form W-8ECI (or other applicable form) stating that interest paid on the notes is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States and therefore not subject to U.S. federal withholding tax.

If interest on the notes is effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment in the United States), then the Non-U.S. Holder will be subject to U.S. federal income tax on that interest on a net income basis at the regular graduated U.S. federal income tax rates generally applicable to U.S. Holders. A corporate Non-U.S. Holder may be subject to an additional branch profits tax equal to 30% of its effectively connected earnings and profits (or such lesser rate as may be specified under an applicable income tax treaty), subject to adjustments.

Sale, Exchange, Redemption, or Other Taxable Disposition of the Notes

Subject to the discussion of backup withholding and FATCA below, gain realized by a Non-U.S. Holder upon the sale, exchange, redemption, or other taxable disposition of a note generally will not be subject to U.S. federal income tax. However, gain that is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if an applicable tax treaty so requires, attributable to a permanent establishment in the United States) generally will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates generally applicable to U.S. Holders. A Non-U.S. Holder that is a corporation may be subject to an additional branch profits tax equal to 30% of its effectively connected earnings and profits (or such lesser rate as may be specified under an applicable income tax treaty), subject to adjustments. In certain circumstances, gain derived from the sale, exchange, redemption, or other taxable disposition of a note by a Non-U.S. Holder who is an individual present in the United States for 183 or more days in the taxable year in which the disposition occurs will be subject to tax at a rate of 30% (or such lesser rate as may be specified under an applicable income tax treaty), which tax may be offset by certain U.S.-source capital losses. To the extent that a portion of the gain realized by a Non-U.S. Holder upon the sale, exchange, redemption, or other taxable disposition of a note represents accrued but unpaid interest, such portion will be taxable under the rules described above with respect to payments of interest made to Non-U.S. Holders.

Information Reporting and Backup Withholding

Payments of interest on a note made to a Non-U.S. Holder and the amount of tax, if any, withheld with respect to such payments generally must be reported annually to the IRS and to the Non-U.S. Holder. Under an applicable income tax treaty, copies of the information returns reporting such interest and withholding may be made available to the tax authority of the country in which the Non-U.S. Holder is a resident. Information reporting generally will not apply to proceeds received by a Non-U.S. Holder from the sale, exchange, redemption, or other taxable disposition of a note, provided, if necessary, the holder meets the certification requirements described above or otherwise establishes its qualification for exemption.

A Non-U.S. Holder generally will be exempt from backup withholding on payments of interest on and on proceeds from the sale, exchange, redemption, or other taxable disposition of a note, provided, if necessary, the holder meets the certification requirements described above or otherwise establishes its qualification for exemption. Backup holding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

FATCA Withholding

Under FATCA, a 30% withholding tax may be imposed on certain payments to a holder or certain foreign financial institutions, investment funds, or other non-U.S. persons receiving payments on behalf of a holder, if such holder or non-U.S. person fail to comply with certain information reporting requirements. Payments of interest received by a holder of notes could be subject to such withholding if the holder is subject to the FATCA information reporting requirements and fails to comply with them, or if the holder holds notes through a non-U.S. person (such as a non-U.S. bank or broker) that fails to comply with these requirements (even if payments to the holder would not otherwise have been subject to withholding under FATCA). An intergovernmental agreement between the United States and an applicable foreign country, or other guidance, may modify these requirements. Prospective purchasers of notes are urged to consult their tax advisers regarding the implications under FATCA for their ownership of notes.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated September 10, 2026, TR Finance has agreed to sell to the underwriters named below, for whom RBC Capital Markets, LLC, BofA Securities, Inc., Barclays Capital Inc. and Mizuho Securities USA LLC are acting as representatives (the “Representatives”), the following respective principal amounts of notes:

Underwriter	Principal Amount of 2028 notes	Principal Amount of 2033 notes
Barclays Capital Inc	$156,000,000	$97,500,000
BofA Securities, Inc.	156,000,000	97,500,000
RBC Capital Markets, LLC	80,000,000	50,000,000
Citigroup Global Markets Inc.	56,000,000	35,000,000
Goldman Sachs & Co. LLC	38,000,000	23,750,000
Morgan Stanley & Co. LLC	38,000,000	23,750,000
Standard Chartered Bank	38,000,000	23,750,000
J.P. Morgan Securities LLC	28,000,000	17,500,000
BMO Capital Markets Corp.	18,000,000	11,250,000
TD Securities (USA) LLC	18,000,000	11,250,000
Academy Securities, Inc.	18,000,000	11,250,000

Total	$800,000,000	$500,000,000

The aggregate offering price of $798,312,000 (less the underwriters’ fees of $1,600,000) in respect of the 2028 notes will be payable in cash to TR Finance against delivery on or about September 17, 2026. The aggregate offering price of $496,530,000 (less the underwriters’ fees of $2,250,000) in respect of the 2033 notes will be payable in cash to TR Finance against delivery on or about ,September 17, 2026.

The underwriting agreement provides that the underwriters are obligated to purchase all of the notes if any are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of the non-defaulting underwriters may be increased or the offering of the notes may be terminated.

The obligations of the underwriters under the underwriting agreement are several and may be terminated at their discretion upon the occurrence of certain stated events. Such events include, but are not limited to: (i) trading generally having been suspended or materially limited on the New York Stock Exchange, the Nasdaq, the TSX or the over-the-counter market; (ii) trading of any securities issued or guaranteed by TR Finance, TRC or any of the Subsidiary Guarantors having been suspended on any exchange or in any over-the-counter market; (iii) a general moratorium on commercial banking activities having been declared by U.S. federal or New York State authorities or Canadian authorities; and (iv) the occurrence of any outbreak or escalation of hostilities or any change in financial markets or any calamity or crisis, either within or outside the United States and Canada, that, in the reasonable judgment of the Representatives, is material and adverse and makes it impracticable or inadvisable to proceed with the offering or delivery of the notes as contemplated by this prospectus. The respective public offering price of each series of notes was determined by negotiation between TR Finance, TRC and the underwriters.

The offering of the notes is being made in the United States pursuant to a multijurisdictional disclosure system adopted by the United States. The notes will be offered in the United States through the underwriters either directly or through their respective U.S. broker-dealer affiliates or agents, as applicable. The notes offered pursuant to this prospectus supplement and the accompanying base shelf prospectus are not being, and may not be, offered or sold, directly or indirectly, in Canada or to any resident of Canada. Any sales of the notes in any province or territory of Canada may only be made pursuant to an exemption from the prospectus requirements of the securities laws of any province or territory of Canada. See “— Notice to Prospective Investors in Canada” below. The offer and sale of the notes to purchasers outside of Canada has not been and will not be qualified under the securities laws of any province or territory of Canada.

The underwriters propose to offer the notes initially at the public offering prices on the cover page of this prospectus supplement and to selling group members at such prices less a selling concession of (i) 0.120% of the principal amount per 2028 note or (ii) 0.080% of the principal amount per 2033 note. The underwriters and selling group members may allow a discount of (i) 0.270% of the principal amount per 2028 note or (ii) 0.180% of the principal amount per 2033 note on sales to other brokers/dealers. After the initial public offering, the underwriters may change the public offering prices and concessions and discounts to brokers/dealers.

After a reasonable effort has been made to sell all of the notes at the public offering prices on the cover page of this prospectus supplement, the underwriters may subsequently reduce and thereafter change, from time to time, the prices at which the notes are offered, provided that the notes are not at any time offered at prices greater than the public offering prices on the cover page of this prospectus supplement. The compensation realized by the underwriters will be decreased by the amount that the aggregate prices paid by purchasers for the notes is less than the gross proceeds paid by the underwriters to TR Finance.

The following table shows the underwriting fees and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid to the underwriters
Per 2028 note	0.200%
Per 2033 note	0.450%

We estimate that our “out of pocket” expenses for this offering, including filing fees, rating agencies fees, printing fees and legal and accounting expenses, but not the underwriting fees and commissions, will be approximately $3.4 million.

The notes of each series are new issues of securities with no established trading market. One or more of the underwriters intends to make secondary markets for the notes of each series. However, they are not obligated to do so and may discontinue making any such secondary markets for the notes at any time without notice. No assurance can be given as to how liquid the trading market for the notes of either series will be. See “Risk Factors.”

In connection with the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the prices of the notes. Specifically, the underwriters may sell a greater principal amount of notes than they are required to purchase in connection with the offering of the notes, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, notes in the open market to cover syndicate short positions or to stabilize the prices of the notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the notes in the offering of the notes, if the syndicate repurchases previously distributed notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market prices of the notes above independent market levels. None of TR Finance, TRC or any of the underwriters make any representations or predictions as to the direction or magnitude of any effect that the transactions described above may have on the prices of the notes. The underwriters are not required to engage in any of these transactions and may end any of them at any time.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount or commission received by it because the underwriters have repurchased notes sold by or for the account of such other underwriter in stabilizing or short-covering transactions.

In the underwriting agreement, subject to certain exceptions, during the period from the date hereof through and including the closing date specified on the cover page of this prospectus supplement, TR Finance and TRC have agreed that they will not, without the prior written consent of the Representatives, offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, any senior debt securities issued or guaranteed by TR Finance, TRC or any of the other Guarantors and having a tenor of more than one year. TR Finance and TRC have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, or contribute to payments that each underwriter may be required to make in respect thereof.

The notes offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such notes be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any notes offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

TRC and TR Finance may be considered “connected issuers” of the underwriters and their affiliates under applicable Canadian securities legislation. The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their affiliates have provided, and may in the future provide, a variety of these services to TRC, TR Finance and the Subsidiary Guarantors and to persons and entities with relationships with TRC, TR Finance and/or the Subsidiary Guarantors, for which they received or will receive customary fees and expenses. In particular, RBC Capital Markets, LLC (or its affiliates) acted as joint lead arranger, joint bookrunner, syndication agent and lender, and an affiliate of each of BofA Securities, Inc., Barclays Capital Inc. and Mizuho Securities USA LLC acted as documentation agent and lender in connection with TRC’s $2.0 billion unsecured credit facility agreement dated November 10, 2025 (the “Credit Agreement”). As of June 30, 2026, TRC had no borrowings outstanding under the Credit Agreement. TRC is currently in compliance with the existing Credit Agreement, and no breach thereof has been waived by any of the underwriters or their related issuers.

In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect the future trading price of the notes offered hereby. In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

We expect that delivery of the notes will be made against payment therefor on or about the closing date specified on the cover page of this prospectus supplement, which will be the fifth business day following the date of pricing of the notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the U.S. Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the delivery date may be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes prior to the delivery date should consult their own advisor.

Selling Restrictions

The notes are being offered for sale in those jurisdictions in the United States and elsewhere where it is lawful to make such offers, only in accordance with the offering restrictions applicable in such jurisdictions.

Notice to Prospective Investors in Canada

The notes offered hereby have not been qualified for sale under the securities laws of any province or territory of Canada and the notes are not being offered or sold to persons located in or resident in any province or territory of Canada except in transactions exempt from the prospectus requirements of such securities laws. The underwriters, or their Canadian affiliates, may offer the notes to purchasers located or resident in each of the provinces of Canada on a private placement basis pursuant to exemptions from the prospectus requirements of applicable Canadian securities laws. Sales in Canada shall only be made to purchasers located or resident in a province of Canada who the underwriters reasonably believe qualify as both (i) an “accredited investor” as defined in Section 73.3 of the Securities Act (Ontario) or National Instrument 45-106 — Prospectus Exemptions (“NI 45-106”), as applicable, who is purchasing as principal or deemed to be purchasing as principal in accordance with applicable Canadian securities laws and (ii) a “permitted client” within the meaning of National Instrument 31-103 — Registration Requirements, Exemptions and Ongoing Registrant Obligations.

Notice to Prospective Investors in the European Economic Area

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, the “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended or superseded, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared, and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

This prospectus supplement and the accompanying prospectus have been prepared on the basis that any offer of the notes in any member state of the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of securities. This prospectus supplement and the accompanying prospectus are not a prospectus for the purposes of the Prospectus Regulation.

Notice to Prospective Investors in the United Kingdom

The notes are not intended to be offered, sold, distributed or otherwise made available to and should not be offered, sold, distributed or otherwise made available to any retail investor in the United Kingdom (the “UK”). For these purposes, a retail investor means a person who is either one or both of the following: (i) not a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”), or (ii) not a qualified investor as defined in paragraph 15 of Schedule 1 to the Public Offers and Admissions to Trading Regulations 2024 (the “POATRs”). Consequently, no disclosure document required by the FCA Product Disclosure Sourcebook (“DISC”) for offering, selling or distributing the notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering, selling or distributing the notes or otherwise making them available to any retail investor in the UK may be unlawful under DISC and the Consumer Composite Investments (Designated Activities) Regulations 2024.

This prospectus supplement and the accompanying prospectus have been prepared on the basis that the offering of the notes falls within one of the exceptions specified in Part 1 of Schedule 1 of the POATRs. Accordingly, there will not be a prospectus prepared or published for the purposes of the POATRs. Neither this prospectus supplement nor the accompanying prospectus is a prospectus for the purposes of the POATRs or the Financial Services and Markets Act 2000 (as amended, the “FSMA”), and any offer of the notes in the United Kingdom is made pursuant to an exemption under the POATRs or the FSMA.

This prospectus supplement and the accompanying prospectus are not being made, and have not been approved, by an authorized person for the purposes of Section 21 of the FSMA. Accordingly, this prospectus supplement and the accompanying prospectus are not being distributed to, and must not be passed on to, the general public in the United Kingdom. Such documents are only for distribution to and directed at: (i) in the United Kingdom, persons having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) and high net worth entities falling within Article 49(2)(a) to (d) of the Order; (ii) persons who are outside the United

Kingdom; and (iii) any other person to whom it can otherwise be lawfully distributed (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus supplement and the accompanying prospectus relate is available only to and will be engaged in only with relevant persons, and any person who is not a relevant person should not rely on this prospectus supplement and the accompanying prospectus or any of their contents.

Notice to Prospective Investors in Hong Kong

The notes may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation, or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The notes have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended, the “FIEL”), and the underwriters will not offer or sell any notes, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to Prospective Investors in Singapore

This prospectus supplement and the accompanying base prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the underwriters have not offered or sold the notes or caused the notes to be made the subject of an invitation for subscription or purchase and will not offer or sell the notes or cause the notes to be made the subject of an invitation for subscription or purchase, and have not circulated or distributed, nor will they circulate or distribute, this prospectus supplement or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act 2001 of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA or (ii) to an accredited investor (as defined in Section 4A of the SFA) pursuant to and in accordance with the conditions specified in Section 275 of the SFA.

Notice to Prospective Investors in Switzerland

This prospectus supplement is not intended to constitute an offer or solicitation to purchase or invest in the notes. The notes may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the notes to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus supplement nor any other offering or marketing material relating to the notes constitutes a prospectus pursuant to the FinSA, and neither this prospectus supplement nor any other offering or marketing material relating to the notes may be publicly distributed or otherwise made publicly available in Switzerland.

Notice to Prospective Investors in Taiwan

The notes have not been, and will not be, registered with the Financial Supervisory Commission of Taiwan, the Republic of China (“Taiwan”) pursuant to applicable securities laws and regulations. No person or entity in Taiwan is authorized to distribute or otherwise intermediate the offering of the notes or the provision of information relating to the offering of the notes, including, but not limited to, this prospectus supplement and the accompanying prospectus. The notes may be made available for purchase outside Taiwan by investors residing in Taiwan (either directly or through properly licensed Taiwan intermediaries acting on behalf of such investors), but may not be issued, offered, or sold in Taiwan.

LEGAL MATTERS

Certain legal matters with respect to Canadian and United States law will be passed upon for TR Finance and the Guarantors by Torys LLP of Toronto, Ontario, and New York, New York. The underwriters have been represented by Cravath, Swaine & Moore LLP of New York, New York, with respect to certain matters of United States law and Blake, Cassels & Graydon LLP of Toronto, Ontario, with respect to certain matters of Canadian law. As of the date hereof, the partners and associates of each of Torys LLP and Blake, Cassels & Graydon LLP owned beneficially as a group, directly or indirectly, less than 1% of our outstanding shares.

EXPERTS

The Thomson Reuters Corporation consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to Thomson Reuters Corporation’s Annual Report on Form 40-F for the year ended December 31, 2025 (which also constitutes an annual information form) have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

EXPENSES

The following are the estimated expenses of the offering of the notes, all of which have been or will be paid by us. All amounts are estimates, other than the SEC and other registration fees.

SEC and other registration fees	$199,030	†
Trustee and transfer agent fees	7,500
Legal fees and expenses	350,000
Accounting fees and expenses	140,000
Rating agencies fees	2,700,000
Printing costs	40,000
Miscellaneous	5,470
Total	$3,442,000

†	Previously paid

This short form base shelf prospectus has been filed under legislation in each of the provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities. A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission, and no securities may be sold until such registration statement becomes effective.

This short form base shelf prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

No securities regulatory authority has expressed an opinion about these securities and it is an offense to claim otherwise. Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities regulatory authorities in Canada and filed with, or furnished to, the U.S. Securities and Exchange Commission. Copies of the documents incorporated herein by reference may be obtained on request without charge from Thomson Reuters, Attention: Investor Relations Department, 3 Times Square, New York, New York 10036, United States (telephone: 1.332.219.1046), and are also available electronically at www.sedarplus.ca and www.sec.gov.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	March 31, 2025

US$3,000,000,000

Thomson Reuters Corporation	TR Finance LLC
Debt Securities	Debt Securities
(unsecured) Guaranteed by Thomson Reuters Applications Inc., Thomson Reuters (Tax & Accounting) Inc. and West Publishing Corporation	(unsecured) Guaranteed by Thomson Reuters Corporation, Thomson Reuters Applications Inc., Thomson Reuters (Tax & Accounting) Inc. and West Publishing Corporation

Thomson Reuters Corporation (“TRC”) and its subsidiary, TR Finance LLC (“TR Finance”), may from time to time offer and issue one or more series of unsecured debt securities (the “TRC Debt Securities” if issued by TRC, the “TR Finance Debt Securities” if issued by TR Finance and together, the “Debt Securities”), in an aggregate principal amount of up to US$3,000,000,000 (or the equivalent in other currencies) or, if any Debt Securities are issued at an original issue discount, such greater amount as shall result in an aggregate issue price of US$3,000,000,000 (or the equivalent in other currencies), during the 25-month period that this short form base shelf prospectus, including any further amendments hereto, remains valid. The TR Finance Debt Securities will be senior unsecured obligations of TR Finance and will be guaranteed on a senior unsecured basis, jointly and severally (the “TR Finance Guarantee Obligations”), by TRC and its subsidiaries, Thomson Reuters Applications Inc. (“Thomson Reuters Applications”), Thomson Reuters (Tax & Accounting) Inc. (“Thomson Reuters Tax & Accounting”) and West Publishing Corporation (”West Publishing”, together with Thomson Reuters Applications and Thomson Reuters Tax & Accounting, the “Subsidiary Guarantors” and each of TRC and the Subsidiary Guarantors is individually referred to as a “Guarantor” and collectively, the “Guarantors”). The TRC Debt Securities will be senior unsecured obligations of TRC and will be guaranteed on a senior unsecured basis, jointly and severally (the “TRC Guarantee Obligations” and together with the TR Finance Guarantee Obligations, the “Guarantee Obligations”), by the Subsidiary Guarantors. All references to “TRC Debt Securities”, “TR Finance Debt Securities” and “Debt Securities” in this prospectus shall include the related TRC Guarantee Obligations by the Subsidiary Guarantors, with respect to the TRC Debt Securities, and the related TR Finance Guarantee Obligations by the Guarantors, with respect to the TR Finance Debt Securities.

TRC and TR Finance will provide the specific terms of the TRC Debt Securities and the TR Finance Debt Securities, respectively, in respect of which this prospectus is being delivered in applicable prospectus supplements and may include, where applicable, the specific designation, aggregate principal amount, currency, maturity, interest provisions, authorized denominations, offering price, any terms for redemption at our option or at the option of the holder and any other specific terms. You should read this prospectus and any applicable prospectus supplements carefully before you invest. Debt Securities may consist of debentures, notes or other types of debt and may be issuable in series. This prospectus may not be used to offer Debt Securities unless accompanied by a prospectus supplement. Our intended use for any net proceeds that we expect to receive from the issue of Debt Securities will be set forth in a prospectus supplement.

Investing in the Debt Securities is subject to certain risks. See the “Risk Factors” section of this prospectus.

All information permitted under applicable securities laws to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus. Each prospectus supplement will be deemed to be incorporated by reference into this prospectus as of the date of the prospectus supplement and only for the purposes of the distribution of the Debt Securities to which the prospectus supplement pertains.

TRC’s principal executive office is located at 19 Duncan Street, Toronto, Ontario M5H 3H1, Canada. TR Finance’s head office is located at 2900 Ames Crossing Road, Suite 100, Eagan, Minnesota 55121, United States.

We are permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements of TRC and its consolidated subsidiaries (collectively, “Thomson Reuters”) included or incorporated by reference in this prospectus have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Therefore, our consolidated financial statements and information included or incorporated by reference in this prospectus may not be comparable to financial statements prepared in accordance with U.S. generally accepted accounting principles. Our financial statements are audited in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB). PricewaterhouseCoopers LLP, TRC’s independent registered public accounting firm, has advised that they are independent of TRC within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario, and has complied with the auditor independence rules of the U.S. Securities and Exchange Commission (the “SEC”) and the requirements of the PCAOB.

Owning the Debt Securities may have tax consequences in both the United States and Canada. This prospectus and any applicable prospectus supplement may not describe these tax consequences fully. You should consult your own tax advisor with respect to your own particular circumstances and read the tax discussion in this prospectus and any applicable prospectus supplement.

The ability of investors to enforce civil liabilities under U.S. federal securities laws may be affected adversely by the fact that TRC is incorporated under the laws of the Province of Ontario, Canada, some of the officers and directors of TRC, TR Finance and the Subsidiary Guarantors and some of the experts named in this prospectus and the documents incorporated by reference herein are non-U.S. residents, and some of our assets and some of the assets of those officers, directors and experts may be located outside of the United States.

Unless otherwise specified in an applicable prospectus supplement, the Debt Securities will not be listed on any securities or stock exchange or on any automated dealer quotation system. There may be no market through which the Debt Securities may be sold and purchasers may not be able to resell the Debt Securities purchased under this prospectus. This may affect the pricing of the Debt Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Debt Securities, and the extent of issuer regulation. See the “Risk Factors” section of this prospectus.

Information with respect to a purchaser’s right to withdraw from or rescind an agreement to purchase Debt Securities is provided below. See “Purchasers’ Statutory Rights”.

THESE DEBT SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES REGULATOR NOR HAS THE U.S. SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES REGULATOR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

ABOUT THIS PROSPECTUS

In this prospectus, “TRC” refers to Thomson Reuters Corporation, “TR Finance” refers to TR Finance LLC “West Publishing” refers to West Publishing Corporation, “Thomson Reuters Applications” refers to Thomson Reuters Applications Inc., “Thomson Reuters (Tax & Accounting)” refers to Thomson Reuters (Tax & Accounting) Inc., “Guarantors” refers to TRC, West Publishing, Thomson Reuters Applications and Thomson Reuters (Tax & Accounting) and “Subsidiary Guarantors” refers to West Publishing, Thomson Reuters Applications and Thomson Reuters (Tax & Accounting). The words “we,” “us,” “our,” “our company” and “Thomson Reuters” refer to, collectively, TRC and its consolidated subsidiaries (including, for greater certainty, TR Finance and the Subsidiary Guarantors), unless the context requires otherwise. Unless otherwise indicated, references in this prospectus to “$”, “US$”, or “dollars” are to U.S. dollars, and references to “C$” are to Canadian dollars.

This prospectus is part of the joint registration statement on Forms F-10 and F-3 relating to the Debt Securities that we filed with the U.S. Securities and Exchange Commission, or SEC. Under this “shelf” registration process, we may, from time to time, sell any combination of Debt Securities in one or more offerings up to an aggregate principal amount of US$3,000,000,000. This prospectus provides you with a general description of the Debt Securities that we may offer. Each time we sell Debt Securities under the registration statement, we will provide a prospectus supplement that will contain specific information about the terms, including the issuer, of that offering of Debt Securities. The prospectus supplement may also add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any applicable prospectus supplement together with additional information described under the heading “Where You Can Find More Information.” This prospectus does not contain all of the information contained in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the Debt Securities.

We present our financial statements in accordance with IFRS, as issued by the International Accounting Standards Board. Therefore, our consolidated financial statements and information included or incorporated by reference in this prospectus and any applicable prospectus supplement may not be comparable to financial statements prepared in accordance with U.S. generally accepted accounting principles. Our financial statements are audited in accordance with the standards of the Public Company Accounting Oversight Board.

WHERE YOU CAN FIND MORE INFORMATION

Information has been incorporated by reference in this prospectus from documents filed with the securities regulatory authorities in Canada and filed with, or furnished to, the SEC in the United States. Copies of the documents incorporated by reference in this prospectus may be obtained upon written or oral request without charge from Thomson Reuters, Attention: Investor Relations Department, 3 Times Square, New York, New York 10036, United States (telephone: 1.332.219.1046), and are also available electronically on the Thomson Reuters website at www.thomsonreuters.com. The information on our website is not incorporated by reference into this prospectus and should not be considered a part of this prospectus, and the reference to our website in this prospectus is an inactive textual reference only.

You may also access our disclosure documents and any reports, statements or other information that we file with the securities regulatory authorities in each of the provinces of Canada through the Internet on the Canadian System for Electronic Document Analysis and Retrieval, which is commonly known by the acronym SEDAR+ and which may be accessed at www.sedarplus.ca. SEDAR+ is the Canadian equivalent of the SEC’s Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR and which may be accessed at www.sec.gov. In addition to our continuous disclosure obligations under the securities laws of the provinces of Canada, we are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and, in accordance with the U.S. Exchange Act, we file with and furnish to the SEC reports and other information. Our filings are also electronically available from commercial document retrieval services, such as Westlaw.

Under the multijurisdictional disclosure system adopted by the United States and Canada, we are permitted to incorporate by reference in this prospectus certain information we file with or furnish to the SEC and the securities regulatory authorities in Canada, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is an important part of this prospectus. Information incorporated by reference must be filed as exhibits to the joint registration statement on Forms F-10 and F-3 that we have filed with the SEC in connection with the Debt Securities.

NON-IFRS MEASURES

Thomson Reuters uses non-IFRS financial measures, which include ratios that incorporate one or more non-IFRS financial measures, as supplemental indicators of Thomson Reuters’ operating performance and financial position as well as for internal planning purposes, Thomson Reuters’ management incentive programs and Thomson Reuters’ business outlook. Thomson Reuters believes non-IFRS financial measures provide more insight into Thomson Reuters’ performance. Non-IFRS measures do not have standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS.

Thomson Reuters’ non-IFRS financial measures include:

●	Adjusted EBITDA and the related margin;

●	Adjusted EBITDA less accrued capital expenditures and the related margin;

●	Accrued capital expenditures as a percentage of revenues;

●	Adjusted earnings and adjusted earnings per share (EPS);

●	Effective tax rate on adjusted earnings;

●	Net debt and leverage ratio of net debt to adjusted EBITDA;

●	Free cash flow; and

●	Return on invested capital.

Thomson Reuters also reports changes in its revenues, operating expenses, adjusted EBITDA and the related margin, and adjusted EPS before the impact of foreign currency (or at “constant currency” or excluding the effects of currency), which is determined by converting the current and equivalent prior period’s local currency results using the same foreign currency exchange rate. These measures remove the impacts from changes in foreign currency exchange rates to provide better comparability of Thomson Reuters’ business trends from period to period. Thomson Reuters reports changes in revenues of its existing businesses at constant currency (or on an “organic” basis). Organic revenue growth excludes the distortive impacts of acquisitions and dispositions from not owning the businesses in both comparable periods, and serves as a better measure of Thomson Reuters’ ability to grow its business over the long term. Thomson Reuters also reports revenues and adjusted EBITDA and the related margin on a combined basis for its Legal Professionals, Corporates and Tax & Accounting Professionals segments, which it refers to as its “Big 3” segments. The “Big 3” segments comprise approximately 80% of revenues and represent the core of Thomson Reuters’ business information service product offerings. Descriptions of non-IFRS financial measures used by Thomson Reuters, including an explanation of why Thomson Reuters believes they are useful measures of its performance and reconciliations to the most directly comparable IFRS financial measures are found in TRC’s management’s discussion and analysis for the year ended December 31, 2024, which is incorporated by reference in this prospectus.

SERVICE OF PROCESS AND ENFORCEABILITY OF CIVIL LIABILITIES

TRC is a corporation incorporated under and governed by the Business Corporations Act (Ontario), or the OBCA. The controlling shareholder of TRC and some of the directors and officers of TRC, TR Finance and the Subsidiary Guarantors, as well as certain of the experts named in this prospectus and the documents incorporated by reference into this prospectus, are non-U.S. residents and all or a substantial portion of their assets and a substantial portion of our assets are located outside of the United States. It may be difficult for holders of Debt Securities to effect service within the United States upon TRC’s controlling shareholder, the directors and officers of TRC, TR Finance and the Subsidiary Guarantors and the experts named in this prospectus and any documents incorporated by reference into this prospectus who are not residents of the United States or to enforce against them in the United States judgments of courts of the United States predicated upon civil liability under United States federal securities laws. While we believe that a monetary judgment of a United States court predicated solely upon civil liability under United States federal securities laws would likely be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes, we cannot assure you that this will be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

TR Finance is a limited liability company formed under the laws of the State of Delaware, Thomson Reuters Applications is a corporation formed under the laws of the State of Delaware, Thomson Reuters (Tax & Accounting) is a corporation formed under the laws of the State of Texas and West Publishing is a corporation formed under the laws of the State of Minnesota.

TR Finance, the Subsidiary Guarantors, certain of the directors of TRC, TR Finance and the Subsidiary Guarantors, and certain of the individuals who signed a certificate of this prospectus, reside outside of Canada. These individuals and entities have appointed our Canadian subsidiary, Thomson Reuters Canada Limited, as their agent for service of process in Canada:

Name of Person	Name and Address of Agent

  Thomson Reuters Applications Inc.

  Thomson Reuters (Tax & Accounting) Inc.

  TR Finance LLC

  West Publishing Corporation

  Kirk E. Arnold

  LaVerne Council

  Michael E. Daniels

  Kirk Koenigsbauer

  Deanna Oppenheimer

  Simon Paris

  Kim M. Rivera

  Barry Salzberg

  Steve Hasker

  Michael Eastwood

  Erin C. Brown

  Sean Cannizzaro

  Ragunath Ramanathan

  Karen Hirsh

  Richard Napolitano

  Brian Wilson

  Ryan Kessler

  Elizabeth Beastrom

Thomson Reuters Canada Limited 19 Duncan Street Toronto, Ontario M5H 3H1, Canada

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the person has appointed an agent for service of process in Canada.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, which have been filed with the securities regulatory authorities in Canada and filed with, or furnished to, the SEC, are specifically incorporated by reference in this prospectus:

●	TRC’s audited consolidated financial statements for the year ended December 31, 2024 and the accompanying auditor’s report thereon;

●	TRC’s management’s discussion and analysis for the year ended December 31, 2024;

●	TRC’s annual report for the year ended December 31, 2024 (which also constitutes an annual information form); and

●	TRC’s management proxy circular dated April 22, 2024, related to its annual meeting of shareholders held on June 5, 2024.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed or furnished document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any information set forth in the document that it modifies or supersedes. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Any documents of the type referred to above, all material change reports (excluding confidential material change reports, if any), business acquisition reports and any “template version” of any “marketing materials” (each as defined in National Instrument 41-101 — General Prospectus Requirements) that TRC or TR Finance files with the securities regulatory authorities in Canada after the date of this prospectus and prior to the termination of the distribution of Debt Securities shall be deemed to be incorporated by reference into this prospectus. Each annual report on Form 40-F (or another applicable form) filed by TRC with the SEC will be incorporated by reference in the registration statement of which this prospectus forms a part. In addition, any report on Form 6-K (or another applicable form) filed or furnished by TRC with the SEC after the date of this prospectus shall be deemed to be incorporated by reference in the registration statement only if and to the extent expressly provided in such report. TRC’s reports on Form 6-K and its annual report on Form 40-F (and other SEC filings made by TRC) are available at the SEC’s website at www.sec.gov.

When TRC files a new annual information form or annual report and the related audited comparative consolidated financial statements with, and where required, they are accepted by the applicable securities regulatory authorities during the time that this prospectus is valid, the previous annual information form or annual report, the previous audited consolidated financial statements and all unaudited consolidated financial statements, material change reports, proxy circulars and business acquisition reports filed prior to the commencement of the financial year in which the new annual information form or annual report is filed will be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of Debt Securities under this prospectus.

TRC has delivered an undertaking to the securities regulatory authorities in each of the Provinces of Canada pursuant to clause 4.2(a)(ix) of National Instrument 44-101 - Short Form Prospectus Distributions to file periodic and timely disclosure of the Subsidiary Guarantors, similar to the disclosure required under Item 12.1 of Form 44-101 F1 — Short Form Prospectus, for so long as the TRC Debt Securities being distributed under this prospectus are issued and outstanding and guaranteed by the Subsidiary Guarantors; provided that TRC will not be required to file such disclosure if TRC and the Subsidiary Guarantors satisfy the conditions set out in paragraphs (a) to (d) of section 13.4 of Form 44-101F1 (or any successor provisions thereto), and TRC files with its consolidated financial statements the consolidating summary financial information for TRC required by section 13.4(e)(ii) of Form 44-101F1, or to the extent applicable, a statement to the effect set out in subparagraph 13.4(e)(i) of Form 44-101F1 (unless TRC or the Subsidiary Guarantors are otherwise exempt from including that disclosure in a prospectus).

TR Finance has delivered an undertaking to the securities regulatory authorities in each of the provinces of Canada to file the periodic and timely disclosure of the Guarantors, similar to the disclosure required under Item 12.1 of Form 44-101 F1 — Short Form Prospectus, for so long as the TR Finance Debt Securities being distributed under this prospectus are issued and outstanding. For so long as the applicable requirements of section 13.4 of National Instrument 51-102 —Continuous Disclosure Obligations (“NI 51-102”) are satisfied, TR Finance intends to rely on the exemption available under section 13.4(2.1) of NI 51-102 and will comply with its filing obligations set out in the undertaking by filing the notice permitted to be filed under section 13.4(2)(d)(ii)(A) of NI 51-102 indicating that it is relying on the continuous disclosure documents filed by TRC and that such documents can be found for viewing in electronic format at www.sedarplus.ca under the company profile for TRC.

A prospectus supplement containing the specific terms of any Debt Securities will be delivered, together with this prospectus, to purchasers of such Debt Securities and will be deemed to be incorporated into this prospectus for the purposes of securities legislation as of the date of such prospectus supplement, but only for the purposes of the distribution of the Debt Securities to which such prospectus supplement pertains.

You should rely only on the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement and on the other information included in the registration statement of which this prospectus forms a part. We have not authorized anyone to provide you with different or additional information. We are not making an offer of Debt Securities in any jurisdiction where the offer is not permitted by law. You should not assume that the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date on the front of the applicable prospectus supplement.

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

This prospectus contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws, including the United States Private Securities Litigation Reform Act of 1995. When used in this prospectus or in the documents incorporated by reference herein, the words “will,” “expect,” believe,” “target,” “estimate,” “could,” “should,” “intend,” “predict”, “project” and similar expressions identify forward-looking statements. While Thomson Reuters believes that it has a reasonable basis for making forward-looking statements, they are not a guarantee of future performance or outcomes and there is no assurance that any of the events described in any forward-looking statement will materialize. Forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations. Many of these risks, uncertainties and assumptions are beyond Thomson Reuters’ control and the effects of them can be difficult to predict. These risks include, but are not limited to:

●	actions of competitors;

●	uncertainty, downturns and changes in the markets that our company serves;

●	failures of artificial intelligence (“AI”) initiatives to enhance products or meet customer expectations;

●

failure to keep pace with technological developments to provide new products, services, applications and functionalities to meet customers’ needs, attract new customers and retain existing ones, or expand into new geographic markets and identify areas of higher growth;

●	failure to derive fully the anticipated benefits from existing or future acquisitions, dispositions or other strategic investments, including joint ventures and investments;

●	failure to protect the brands and reputation of Thomson Reuters;

●	social and ethical issues from the use of new and evolving technologies in our products and services;

●	risks related to cybersecurity threats and incidents for us and our third-party providers;

●	dependency on cloud providers, local data centers, software-as-a-service providers and other third parties for services;

●	failure to attract, engage and retain the right management, key employees and skills to the organization;

●	failure to adapt to organizational changes and effectively implement strategic initiatives;

●

failure to meet the challenges involved in operating globally, including risks associated with persisting geopolitical tensions and ongoing protectionism measures (including the potential imposition of new tariffs as well as related retaliatory measures);

●	dependency on third parties for data, information and other services;

●	changes to law and regulations related to privacy, data security, data protection, the use of AI, and other areas;

●	inadequate protection of intellectual property rights;

●	tax matters, including changes to tax laws, regulations and treaties;

●	threat of legal actions and claims;

●	risk of antitrust/competition-related claims or investigations;

●	failure to maintain a high renewal rate for recurring, subscription-based services;

●	fluctuations in foreign currency exchange and interest rates;

●	downgrading of credit ratings and adverse conditions in the credit markets;

●	the effect of factors outside of the control of Thomson Reuters on funding obligations in respect of pension and post-retirement benefit arrangements;

●	impairment of goodwill and other identifiable intangible assets;

●	actions or potential actions that could be taken by TRC’s principal shareholder, The Woodbridge Company Limited; and

●	the ability of Thomson Reuters Founders Share Company to affect TRC’s governance and management.

These factors and other risk factors described herein, including under the section of this prospectus entitled “Risk Factors”, and in some of the documents incorporated by reference in this prospectus represent risks that our management believes are material. There is no assurance that any forward-looking statements will materialize. You are cautioned not to place undue reliance on forward-looking statements, which reflect expectations only as of the date of this prospectus. Except as may be required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements. Additional factors are discussed in our materials filed with the securities regulatory authorities in Canada and filed with, or furnished to, the SEC from time to time, including TRC’s annual information form for the year ended December 31, 2024, which is contained in TRC’s annual report on Form 40-F for the year ended December 31, 2024, and the other documents incorporated by reference herein.

We have incorporated by reference into this prospectus certain forward-looking information, including outlook regarding our financial results for the year ending December 31, 2025 and our updated 2026 financial framework. This outlook and our updated 2026 financial framework are based upon a number of assumptions and estimates that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. This outlook and our updated 2026 financial framework are preliminary, subject to change, and based only upon information available as of the date it was released. Our actual results may prove to be different, potentially materially, from the forward-looking information incorporated by reference herein. In light of the foregoing, investors are urged to consider this forward-looking information in context and to not place undue reliance on it.

BUSINESS

Thomson Reuters

Thomson Reuters informs the way forward by bringing together the trusted content and technology that people and organizations need to make the right decisions. We serve professionals across legal, tax, audit, accounting, compliance, government, and media. Our products combine highly specialized software and insights to empower professionals with the data, intelligence, and solutions needed to make informed decisions, and to help institutions in their pursuit of justice, truth and transparency. Reuters, part of Thomson Reuters, is a world leading provider of trusted journalism and news.

We derive most of our revenues from selling information and software solutions, primarily on a recurring subscription basis. Our solutions blend deep domain knowledge with software and automation tools. We believe our workflow solutions make our customers more productive by streamlining how they operate, enabling them to focus on higher value activities. Many of our customers use our solutions as part of their workflows, which has led to strong customer retention. We believe that our customers trust us because of our history and dependability and our deep understanding of their businesses and industries, and they rely on our services for navigating a rapidly changing and increasingly complex digital world. Over the years, our business model has proven to be capital efficient and cash flow generative, and it has enabled us to maintain leading and scalable positions in our chosen market segments.

We are organized in five reportable segments reflecting how we manage our businesses.

Legal Professionals

Serves law firms and governments with research and workflow products powered by leading-edge technologies, including generative AI, focusing on intuitive legal research and integrated legal workflow solutions that combine content, tools and analytics.

Corporates

Serves corporations, ranging from small businesses to multinational organizations, including the seven largest global accounting firms, with our full suite of content-driven products, powered by leading-edge technologies, including generative AI, and integrated compliance workflow solutions to help them achieve their business outcomes.

Tax & Accounting Professionals

Serves tax, audit and accounting firms (other than the seven largest, which are served by the Corporates segment) with research and workflow products powered by leading-edge technologies, including generative AI.

Reuters News

Supplies business, financial and global news and data to the world’s media organizations, professionals and news consumers through Reuters News Agency, Reuters.com, Reuters Events, Thomson Reuters products and to financial firms exclusively via London Stock Exchange Group plc products.

Global Print Provides legal and tax information primarily in print format to customers around the world and provides commercial printing services to a wide range of book publishers.

Our businesses are supported by a corporate center that manages our commercial and technology operations, including those around our sales capabilities, digital customer experience and product and content development, as well as our global facilities. Costs relating to these activities are allocated to our business segments. We also report “Corporate costs”, which includes expenses for centrally managed functions such as finance, legal and human resources.

TRC is incorporated under the OBCA. Its registered office and principal executive office is located at 19 Duncan Street, Toronto, Ontario M5H 3H1, Canada. TRC’s shares are listed on the Toronto Stock Exchange and the Nasdaq (symbol: TRI). Our website is tr.com. Information contained on our website does not constitute part of this prospectus.

TR Finance

TR Finance is an indirect 100% owned subsidiary of TRC formed under the laws of the State of Delaware. TR Finance is a financing vehicle for Thomson Reuters. TR Finance has no independent operations, other than raising debt for use by Thomson Reuters, hedging such debt when appropriate and on-lending funds to companies in the Thomson Reuters group. TR Finance will lend substantially all net proceeds of its borrowings to companies in the Thomson Reuters group. TR Finance’s head office is located at 2900 Ames Crossing Road, Suite 100, Eagan, Minnesota 55121, United States.

Subsidiary Guarantors

West Publishing is an indirect 100%-owned subsidiary of TRC formed under the laws of the State of Minnesota. West Publishing operates part of our Legal Professionals, Corporates and Global Print businesses. West Publishing’s head office is located at 2900 Ames Crossing Road, Suite 100, Eagan, Minnesota 55121, United States.

Thomson Reuters Applications is an indirect 100%-owned subsidiary of TRC formed under the laws of the State of Delaware. Thomson Reuters Applications operates part of our Legal Professionals, Tax & Accounting Professionals and Corporates businesses. Thomson Reuters Applications’ head office is located at 2900 Ames Crossing Road, Suite 100, Eagan, Minnesota 55121, United States.

Thomson Reuters Tax & Accounting is an indirect 100%-owned subsidiary of TRC formed under the laws of the State of Texas. Thomson Reuters Tax & Accounting operates part of our Tax & Accounting Professionals and Corporates businesses. Thomson Reuters Tax & Accounting’s head office is located at 6160 Warren Parkway, Suite 700, Frisco, Texas 75034, United States.

RISK FACTORS

Investing in the Debt Securities is subject to certain risks. Before purchasing Debt Securities, you should consider carefully the risk factors set forth below and those under the heading “Risk Factors” in TRC’s annual information form, which is contained in TRC’s annual report on Form 40-F for the year ended December 31, 2024 (and our annual information forms for subsequent years), as well as the other information contained in and incorporated by reference in this prospectus (including subsequently filed documents incorporated by reference) and, if applicable, those described in the applicable prospectus supplement. If any of the events or developments discussed in these risks actually occur, our business, financial condition or results of operations or the value of the Debt Securities could be adversely affected.

Risks Relating to the Debt Securities

Fluctuations in exchange rates could give rise to foreign currency exposure.

Debt Securities denominated or payable in foreign currencies may entail significant risks, and the extent and nature of such risks change continuously. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency market, the imposition or modification of foreign exchange controls and potential illiquidity in the secondary market. These risks will vary depending on the currency or currencies involved. Prospective purchasers should consult their own financial and legal advisors as to the risks entailed in an investment in Debt Securities denominated in currencies other than the local currency. Debt Securities are not an appropriate investment for investors who are unsophisticated with respect to foreign currency transactions.

The relative value of the Debt Securities will depend on a number of factors.

We believe that the value of Debt Securities in any secondary markets will be affected by the supply and demand of the Debt Securities, the interest rate and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. We have summarized below what we expect to be the impact on the market value of the Debt Securities of a change in a specific factor, assuming all other conditions remain constant.

●

Market Interest Rates. In general, as market interest rates rise, notes bearing interest at a fixed rate generally decline in value because the premium, if any, over market interest rates will decline. Consequently, if a holder holds Debt Securities and market interest rates increase, the market value of such Debt Securities may decline. We cannot predict future levels of market interest rates.

●	Our Credit Ratings, Financial Condition and Results. Actual or anticipated changes in our credit ratings or financial condition may affect the market value of the Debt Securities.

The impact of one of the factors above, such as an increase in market interest rates, may offset some or all of any change in the market value of the Debt Securities attributable to another factor, such as an improvement in our credit ratings.

Credit ratings assigned to Debt Securities may change.

We cannot assure you that any credit rating assigned to any Debt Securities that may be issued hereunder will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency. Real or anticipated changes in credit ratings on the Debt Securities may affect the market value of the Debt Securities. In addition, real or anticipated changes in credit ratings can affect the cost at which we can access the capital markets.

There may not be a trading market for the Debt Securities.

There may be no market through which the Debt Securities may be sold and you may not be able to resell the Debt Securities issued hereunder. We cannot assure you that a secondary market for trading in the Debt

Securities will develop or that any secondary market which does develop will continue. There can also be no assurance regarding the ability of holders of Debt Securities issued hereunder to sell their Debt Securities or the price at which such holders may be able to sell their Debt Securities. If a trading market were to develop, the Debt Securities could trade at prices that may be higher or lower than the price at which they were issued hereunder and this may result in a return that is greater or less than the interest rate on the Debt Securities, in each case depending on many factors, including, among other things, prevailing interest rates, our financial results, any change in our credit-worthiness and the market for similar securities.

The Debt Securities will be subordinated to creditors of our subsidiaries.

We conduct our operations through a number of subsidiaries and to the extent any such subsidiary, except for any Subsidiary Guarantor and in the case of TR Finance Debt Securities, TR Finance, has or incurs indebtedness with a third party, the holders of the Debt Securities will effectively be subordinated to the claims of the holders of such third-party indebtedness, including in the event of liquidation or upon a realization of the assets of any such subsidiary.

Except for the Subsidiary Guarantors and in the case of TR Finance Debt Securities, TR Finance, none of TRC’s subsidiaries have guaranteed or will otherwise become obligated with respect to the Debt Securities (including any subsidiaries of the Subsidiary Guarantors). Accordingly, each Guarantor’s right to receive assets from any of its subsidiaries upon such subsidiary’s bankruptcy, liquidation or reorganization and the right of holders of Debt Securities to participate in those assets, is effectively subordinated to claims of that subsidiary’s creditors, including trade creditors.

The TRC Debt Securities and TR Finance Debt Securities are unsecured and would rank equal in right of payment to TRC’s or TR Finance’s existing and future unsecured indebtedness, respectively, and would be effectively subordinated to any of its future secured indebtedness and any of the applicable Guarantors’ existing and future secured indebtedness, in each case to the extent of the value of the assets securing such indebtedness.

The TRC Debt Securities and TR Finance Debt Securities are unsecured and would rank equal in right of payment to TRC’s or TR Finance’s existing and future unsecured indebtedness, respectively. In addition, the TRC Debt Securities and TR Finance Debt Securities would be effectively subordinated in right of payment to any of TRC’s or TR Finance’s future secured indebtedness, respectively, to the extent of the value of the assets securing such indebtedness. TRC and TR Finance will not be restricted in their ability to make investments or incur debt.

The Guarantee Obligations are unsecured and effectively subordinated in right of payment to all of the applicable Guarantors’ existing and future secured indebtedness, to the extent of the value of the assets securing such indebtedness.

The Indentures will not restrict the ability of TRC, TR Finance or the Subsidiary Guarantors to incur additional indebtedness.

Each Indenture (as defined below) does not restrict any applicable Guarantor’s ability to incur additional indebtedness, including secured indebtedness generally, which would have a prior claim on the assets securing that indebtedness. Incurrence of additional indebtedness may have important consequences for holders of Debt Securities, including making it more difficult for TRC, TR Finance or the Subsidiary Guarantors, as applicable, to satisfy its obligations with respect to the Debt Securities, increasing the amount of indebtedness ranking equal or (if secured) effectively senior to the Debt Securities in the event of bankruptcy or insolvency, resulting in a loss in the trading value of the Debt Securities, if any, and increasing the risk that the credit rating of the Debt Securities is lowered or withdrawn.

In the event of insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up of TRC, TR Finance or any Subsidiary Guarantor, their respective assets that serve as collateral for any secured indebtedness would be made available to satisfy their respective obligations to secured creditors before any payments are made on the TRC Debt Securities or the TR Finance Debt Securities, as applicable. If there is not enough collateral to satisfy all secured obligations, then any remaining amounts payable in respect of secured obligations would share equally with all senior unsecured obligations, including payment obligations in respect of the Debt Securities and the Guarantee Obligations.

We have made only limited covenants in the Indentures (as defined below) governing the Debt Securities and these limited covenants may not protect your investment.

Unless otherwise specified in an applicable prospectus supplement relating to a series of Debt Securities, the Indentures governing the Debt Securities will not:

●

require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flows or liquidity and, accordingly, does not protect holders of the Debt Securities in the event that we experience significant adverse changes in our financial condition or results of operations;

●	limit our ability to incur indebtedness that is equal in right of payment to the Debt Securities;

●	restrict our ability to transfer assets within Thomson Reuters;

●	restrict our ability to repurchase our shares;

●	restrict our ability to make investments or to pay dividends or make other payments in respect of our shares or other securities ranking junior to the Debt Securities; or

●	necessarily afford holders of Debt Securities protection should we be involved in a transaction that significantly increases our leverage.

Unless otherwise specified in an applicable prospectus supplement relating to a series of Debt Securities, the Indentures governing the Debt Securities will contain only limited protections in the event of many types of transactions that we could engage in, including acquisitions, refinancings, dispositions, recapitalizations, restructurings or other reorganizations or material strategic transactions that could substantially affect our capital structure and the value of the Debt Securities. If any such transaction should occur, the value of your Debt Securities may decline.

TR Finance’s ability to meet its financial obligations is dependent on receipt of funds from other companies in the Thomson Reuters group.

TR Finance is a financing vehicle for Thomson Reuters. TR Finance has no independent operations, other than raising debt for use by Thomson Reuters, hedging such debt when appropriate and on-lending funds to companies in the Thomson Reuters group. TR Finance will lend substantially all net proceeds of its borrowings to companies in the Thomson Reuters group. Accordingly, the likelihood that holders of the TR Finance Debt Securities will receive interest, principal payments and any premiums will depend on the financial position of such companies in the Thomson Reuters group and their ability to make interest payments on, and repay, such loans, and on the financial position and creditworthiness of the Guarantors.

The Subsidiary Guarantors may be released from their Guarantee Obligations in certain circumstances.

As described under “Description of Debt Securities and Guarantees”, the Subsidiary Guarantors can be released from their Guarantee Obligations without the consent of the holders of the Debt Securities in certain circumstances, including a release of a guarantee by the applicable Subsidiary Guarantor if such Subsidiary Guarantor is no longer a direct or indirect 100%-owned subsidiary of TRC.

The applicable Guarantors of the Debt Securities may be limited by U.S. bankruptcy law in their ability to fulfill their respective Guarantee Obligations.

Federal and state statutes could allow courts, under specific circumstances, to void the guarantees, subordinate claims in respect of the Debt Securities and require holders of Debt Securities to return payments received from the applicable Guarantors.

Under U.S. bankruptcy law and comparable provisions of state fraudulent transfer laws, a court could void a guarantee or claims related to the notes or subordinate a guarantee to all of TRC’s or TR Finance’s, as the case may be, other debts or to all other debts of an applicable Guarantor if, among other things, TRC, TR Finance or such Guarantor, at the time TRC, TR Finance or such Guarantor incurred the indebtedness evidenced by its guarantee:

●	intended to hinder, delay or defraud any present or future creditor; or

●	received less than reasonably equivalent value or fair consideration for the incurrence of such indebtedness and either:

○	such Guarantor was insolvent or rendered insolvent by reason of such incurrence;

○	such Guarantor was engaged in a business or transaction for which such Guarantor’s remaining assets constituted unreasonably small capital; or

○	such Guarantor intended to incur, or believed that it would incur, debts beyond such Guarantor’s ability to pay such debts as they mature.

In addition, a court could void any payment by an applicable Guarantor pursuant to the Debt Securities or a guarantee and require that payment be returned to such Guarantor or to a fund for the benefit of the creditors of such Guarantor. The measures of insolvency for purposes of fraudulent transfer laws will vary depending upon the governing law in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a Guarantor would be considered insolvent if:

●	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

●

the present fair saleable value of all of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

●	it could not pay its debts as they become due.

There can be no assurance as to what standard a court would apply in making such determinations or that a court would agree with TR Finance or any Guarantor’s conclusions in this regard.

Canadian bankruptcy and insolvency laws may impair the ability of the trustees appointed under the Indentures to enforce certain remedies.

TRC is organized under the laws of the Province of Ontario, Canada, and a portion of its assets are located in Canada. The rights of the trustees appointed under the Indentures to enforce certain remedies could be delayed by the restructuring provisions of applicable Canadian federal bankruptcy, insolvency and other restructuring legislation if the benefit of such legislation is sought with respect to TRC. For example, both the Bankruptcy and Insolvency Act (Canada) and the Companies’ Creditors Arrangement Act (Canada) contain provisions enabling an insolvent person to obtain a stay of proceedings against its creditors and to file a proposal or plan of compromise or arrangement to be voted on by the various classes of its affected creditors. A restructuring proposal, compromise or arrangement if accepted by the requisite majorities of each affected class of creditors, and if approved by the relevant Canadian court, would be binding on all creditors within each affected class, including those creditors that did not vote to accept the proposal, compromise or arrangement. Moreover, this legislation, in certain instances, permits the insolvent debtor to retain possession and administration of its property, subject to court oversight, even though it may be in default under the applicable debt instrument, during the period that the stay against proceedings remains in place.

Your ability to enforce civil liabilities under U.S. federal securities laws may be adversely affected because TRC is organized under the laws of Canada, many of the directors and officers of TRC, TR Finance and the Subsidiary Guarantors and some experts named herein are residents of Canada, and a substantial portion of Thomson Reuters’ assets and assets of such persons are located outside the United States.

TRC is organized under the laws of the Province of Ontario, Canada. A substantial portion of Thomson Reuters’ assets are located outside the United States, and many of the directors and officers of TRC, TR Finance and the Subsidiary Guarantors and some of the experts named herein are residents of jurisdictions outside of the United States and the assets of such persons may be located outside of the United States. As a result, it may be difficult to effect service within the United States upon TRC and those directors, officers and experts, or to enforce judgments obtained in U.S. courts against us or such persons either inside or outside of the United States, or to enforce in U.S. courts judgments obtained against TRC or such persons in courts in jurisdictions outside the United States, in any action predicated upon the civil liability provisions of the federal securities laws of the United States. There is no certainty that civil liabilities predicated solely upon the federal securities laws of the United States can be enforced in Canada, whether by original action or by seeking to enforce a judgment of U.S. courts. In addition, punitive damages awards in actions brought in the United States or elsewhere may be unenforceable in Canada.

The terms of the Debt Securities may provide that they may be redeemed at our option under certain circumstances, which limits the ability of holders of the Debt Securities to accrue interest over the full stated term of the Debt Securities.

The terms of the Debt Securities may provide that we may, at our option and from time to time, redeem some or all of the Debt Securities issued hereunder prior to their maturity under certain circumstances. Holders should not expect us to redeem any Debt Securities on any particular date. If we redeem the Debt Securities for any reason, you will not have the opportunity to continue to accrue and be paid interest to the stated maturity date and you may not be able to reinvest the redemption proceeds you receive in a similar security or in securities bearing similar interest rates or yields.

SUPPLEMENTAL FINANCIAL INFORMATION

The Subsidiary Guarantors fully and unconditionally guarantee the payment of principal, premium (if any), interest and certain other amounts by TRC under the TRC Debt Securities. TRC and the Subsidiary Guarantors fully and unconditionally guarantee the payment of principal, premium (if any), interest and certain other amounts by TR Finance under the TR Finance Debt Securities. Please see TRC’s annual report for the year ended December 31, 2024 (which is incorporated by reference in this prospectus) for condensed consolidating summary financial information for the following:

●	Parent – TRC, the direct or indirect owner of all TRC subsidiaries

●	Subsidiary Issuer – TR Finance

●	Subsidiary Guarantors on a combined basis

●	Non-Guarantor Subsidiaries – Other subsidiaries of TRC on a combined basis that will not guarantee Debt Securities

●	Eliminations – Consolidating adjustments

●	Thomson Reuters on a consolidated basis

The condensed consolidating financial information incorporated by reference in this prospectus is provided in compliance with the requirements of Section 13.4 of NI 51-102 providing for an exemption for certain credit support issuers. TRC has provided this supplemental financial information incorporated by reference in this prospectus in accordance with Article 13 of Regulation S-X. Please see the “Description of Debt Securities and Guarantees” section of this prospectus for additional information about the guarantees.

The condensed consolidating summary financial information incorporated by reference in this prospectus has been prepared in accordance with IFRS, as issued by the International Accounting Standards Board, and is unaudited.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement that accompanies this prospectus, the net proceeds from the sale of the Debt Securities will be added to our general funds, and we may use them for general corporate purposes including, without limitation, to repay existing indebtedness. We may invest funds that we do not immediately use in short-term marketable securities. We may from time to time offer Debt Securities and incur additional indebtedness other than through an offering under this prospectus and any applicable prospectus supplements.

SHARE CAPITAL

TRC’s authorized share capital includes an unlimited number of common shares and an unlimited number of preference shares, without par value, issuable in series. As of March 28, 2025, TRC had outstanding 450,423,115 common shares and 6,000,000 Series II preference shares. TRC has also issued a Thomson Reuters Founders Share which enables Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles.

TR Finance’s authorized share capital includes 1,000 shares. As of March 28, 2025, TR Finance had one share outstanding which is indirectly held by TRC.

DESCRIPTION OF DEBT SECURITIES AND GUARANTEES

This section describes certain general terms and provisions of the Debt Securities. We will provide the particular terms and provisions of a series of Debt Securities and a description of how the general terms and provisions described below apply to that series in a prospectus supplement. Thus, for a description of the terms of a particular series of Debt Securities, you must refer to both the applicable prospectus supplement relating to that series and the description of the Debt Securities contained in this prospectus.

Unless otherwise specified in a prospectus supplement, the TRC Debt Securities will be issued under a trust indenture to be entered into between TRC, the Subsidiary Guarantors, Computershare Trust Company of Canada and Deutsche Bank Trust Company Americas (as may be amended and/or supplemented from time to time, the “TRC Indenture”). Unless otherwise specified in a prospectus supplement, the TR Finance Debt Securities will be issued under a trust indenture dated as of March 20, 2025 between TRC, TR Finance, the Subsidiary Guarantors, Computershare Trust Company of Canada and Deutsche Bank Trust Company Americas (as may be amended and/or supplemented from time to time, the “TR Finance Indenture” and together with the TRC Indenture, the “Indentures”). An indenture is a contract between a financial institution, acting on your behalf as trustee of the Debt Securities, and us. We collectively refer to Computershare Trust Company of Canada and Deutsche Bank Trust Company Americas as the “Trustees” and each Trustee acting in such capacity for a specific series of Debt Securities as a “Trustee.” The Indentures are subject to the provisions of Trust Indenture Legislation.

The following description of the Debt Securities is a summary only. Please refer to the complete text of the provisions of the Debt Securities and each Indenture, including the definition of certain terms in the applicable Indenture. It is the respective Indenture, and not this summary, that governs the rights of Holders of Debt Securities. Capitalized terms that are used in this section and not defined have the meanings assigned to them in the applicable Indenture. We have defined selected terms at the end of this section.

General

Each Indenture provides that an unlimited amount of Debt Securities may be issued from time to time in one or more series and may be denominated and payable in U.S. dollars or any other currency; however, we may offer no more than US$3,000,000,000 (or the equivalent in non-U.S. Currency) aggregate principal amount of Debt Securities pursuant to this prospectus. The specific terms of any series of Debt Securities will be established at the time of issuance and will be described in the applicable prospectus supplement. These terms may include, but are not limited to, any of the following:

●	the specific designation of the Debt Securities;

●	the issuer and guarantors, if applicable;

●	any limit on the aggregate principal amount of the Debt Securities;

●

the date or dates, if any, on which the Debt Securities will mature and the portion (if other than all of the principal amount) of the Debt Securities to be payable upon declaration of acceleration of Maturity;

●

the rate or rates per annum (which may be fixed or variable) at which the Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue, the Interest Payment Dates on which any such interest will be payable and the Regular Record Dates for any interest payable on the Debt Securities which are in registered form;

●

any mandatory or optional redemption or sinking fund provisions, including the period or periods within which, the price or prices at which and the terms and conditions upon which the Debt Securities may be redeemed or purchased at our option or otherwise;

●	whether the Debt Securities will be issuable in the form of one or more registered global securities and if so the identity of the depository for such registered global securities;

●	the denominations in which any of the Debt Securities will be issuable if other than denominations of US$1,000 and any multiple thereof;

●

each office or agency where the principal of and any premium and interest on the Debt Securities will be payable and each office or agency where the Debt Securities may be presented for registration of transfer or exchange;

●

if other than U.S. dollars, the foreign currency or the units based on or relating to foreign currencies in which the Debt Securities are denominated and/or in which the payment of the principal of and any premium and interest on the Debt Securities will or may be payable;

●	any index pursuant to which the amount of payments of principal of and any premium and interest on the Debt Securities will or may be determined;

●	any other terms of the Debt Securities, including covenants and additional Events of Default; and

●	the identity of the Trustee for a particular series of Debt Securities.

Each Indenture also provides that there may be more than one Trustee thereunder, each with respect to one or more different series of Debt Securities. See “Resignation of Trustee” below for more information. As there is more than one Trustee under each Indenture, the powers and trust obligations of each Trustee as described in this prospectus shall extend only to the one or more series of Debt Securities for which it is a Trustee. The Debt Securities (whether of one or more than one series) for which each Trustee is acting shall in effect be treated as if issued under separate trust indentures. The term “Debt Securities” as used in this prospectus shall mean the one or more series with respect to which each respective Trustee is acting.

Some or all of the Debt Securities may be issued under each Indenture as Original Issue Discount Securities (bearing no interest or interest at a rate that at the time of issuance is below market rates) to be issued at prices below their stated principal amounts.

The general provisions of each Indenture do not contain any provisions that would limit our ability to incur indebtedness or that would afford Holders protection in the event of a highly leveraged or similar transaction involving Thomson Reuters.

Under each Indenture, we will have the ability, in addition to the ability to issue Debt Securities with terms different from those of other Debt Securities previously issued, without the consent of the Holders, to reopen a previous issue of a series of Debt Securities and issue additional Debt Securities of such series.

Ranking and Other Indebtedness

The Debt Securities will be senior unsecured obligations of TRC or TR Finance, as applicable, and will rank equally with all of our other existing and future senior unsecured obligations.

The TR Finance Debt Securities will be fully and unconditionally guaranteed by the Guarantors, on a joint and several basis, and such guarantees will rank equally with each such Guarantor’s other senior unsecured obligations and will effectively be subordinated to all existing and future liabilities of each such Guarantor’s subsidiaries (other than TR Finance and the Subsidiary Guarantors). The TRC Debt Securities will be fully and unconditionally guaranteed by the Subsidiary Guarantors on the same basis that the Subsidiary Guarantors will guarantee the TR Finance Debt Securities, as described below.

Unless otherwise specified in an applicable prospectus supplement relating to a series of Debt Securities, the TRC Indenture and the TR Finance Indenture will not limit the amount of secured debt that TRC, TR Finance or the Guarantor Parties may incur, as applicable, and the TRC Debt Securities and the TR Finance Debt Securities will effectively be subordinated in right of payment to any secured debt TRC, or TR Finance and the Guarantor Parties, may incur, as applicable, and to any of their respective secured obligations, in each case to the extent of the value of the collateral securing such debt or other obligations.

Form, Denomination, Exchange and Transfer

Debt Securities of a series may be issuable solely as registered Debt Securities issuable in denominations of US$1,000 and integral multiples of US$1,000 or in such other denominations as may be provided for by the terms of the Debt Securities of any particular series. Each Indenture also provides that Debt Securities of a series may be issuable in global form, which are referred to as Global Securities. Debt Securities of any series will be exchangeable for other Debt Securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor.

The Debt Securities may be presented for exchange as described above, and Debt Securities may be presented for registration of transfer (duly endorsed or accompanied by a written instrument of transfer), at the corporate trust office of the Trustee or at the office of any transfer agent designated by us for such purpose with respect to any series of Debt Securities. No service charge will be made for any transfer or exchange of Debt Securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. We may at any time designate one or more successor or additional transfer agents with respect to any series of Debt Securities and may from time to time rescind any such designation. We will be required to maintain a transfer agent in each Place of Payment for such series.

So long as required by the OBCA, we shall cause to be kept, by TRC or a trust corporation registered in Ontario, a central securities register that complies with the requirements of the OBCA. Additionally, we will cause to be recorded promptly in the central securities register maintained pursuant to the OBCA, the particulars of each issue, exchange or transfer of Debt Securities.

We shall not be required to:

●

issue, register the transfer of, or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption;

●	register the transfer of or exchange any Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any Debt Security being redeemed in part; or

●

issue, register the transfer of, or exchange any Debt Security which has been surrendered for repayment at the option of the Holder except the portion, if any, of such Debt Security not to be so repaid.

Guarantees of TRC Debt Securities

The Subsidiary Guarantors will fully and unconditionally guarantee, jointly and severally as primary obligors and not merely as sureties, on a senior unsecured basis, the full and punctual payment when due, whether at stated maturity, by acceleration or otherwise, of all obligations of TRC under the TRC Debt Securities, whether for payment of principal of, or premium or interest on the TRC Debt Securities, Additional Amounts, indemnification or otherwise. Each guarantee from a Subsidiary Guarantor will be limited to an amount not to exceed the maximum amount that can be guaranteed by the applicable Subsidiary Guarantor without rendering the guarantee, as it relates to that Subsidiary Guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

In the event of a sale or other disposition of all or substantially all of the assets of the applicable Subsidiary Guarantor to a Person that is not TRC or a wholly-owned subsidiary of TRC, or if any Subsidiary Guarantor ceases to be a direct or indirect wholly-owned subsidiary of TRC for any reason, such Subsidiary Guarantor shall be released from its guarantee.

Guarantees of TR Finance Debt Securities

The Guarantors will fully and unconditionally guarantee, jointly and severally as primary obligors and not merely as sureties, on a senior unsecured basis, the full and punctual payment when due, whether at stated maturity, by acceleration or otherwise, of all obligations of TR Finance under the TR Finance Debt Securities, whether for payment of principal of, or premium or interest on the TR Finance Debt Securities, Additional Amounts, indemnification or otherwise. Each guarantee from a Guarantor will be limited to an amount not to exceed the maximum amount that can be guaranteed by the applicable Guarantor without rendering the guarantee, as it relates to that Guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

In the event of a sale or other disposition of all or substantially all of the assets of the applicable Subsidiary Guarantor to a Person that is not TRC or a wholly-owned subsidiary of TRC, or if any Subsidiary Guarantor ceases to be a direct or indirect wholly-owned subsidiary of TRC for any reason, such Subsidiary Guarantor shall be released from its guarantee.

Events of Default

Each Indenture provides, with respect to any series of Outstanding Debt Securities thereunder, that the following shall constitute Events of Default:

(i)	default in the payment of any interest upon any Debt Security of that series, when the same becomes due and payable, continued for 30 days;

(ii)	default in the payment of the principal of or any premium on any Debt Security of that series at its Maturity;

(iii)	default in the deposit of any sinking fund or analogous payment when due by the terms of any Debt Security (if applicable);

(iv)

default in the performance, or breach, of any of TRC’s or TR Finance’s, as the applicable issuer, or any applicable Guarantor Party’s covenants or warranties in the Indenture (other than a covenant or warranty, a default in whose performance or whose breach is specifically dealt with elsewhere in the Indenture), continued for 60 days after written notice to us;

(v)	certain events of bankruptcy, insolvency or reorganization;

(vi)	any other Event of Default provided with respect to the Debt Securities of that series; and

(vii)

any guarantee of an applicable Guarantor ceasing to be, or asserting by any applicable Guarantor as not being, in full force and effect, enforceable according to its terms, except to the extent contemplated by the applicable Indenture, including without limitation the release of any guarantee in accordance with the terms of such Indenture.

No Event of Default provided with respect to a particular series of Debt Securities necessarily constitutes an Event of Default with respect to any other series of Debt Securities. We are required to file with the Trustee, annually, an Officer’s Certificate as to our compliance with all conditions and covenants under each Indenture. Each Indenture provides that the Trustee may withhold notice to the Holders of Debt Securities of any default (except payment defaults on the Debt Securities) if it is determined, in accordance with the applicable Indenture, to be in the best interest of the Holders of Debt Securities to do so.

If an Event of Default listed in clause (i), (ii), (iii), (iv), (vi) or (vii) of the second preceding paragraph occurs and is continuing, the Trustee or the Holders of not less than 25% in principal amount of Outstanding Debt Securities of that series may declare the Outstanding Debt Securities of that series due and payable immediately. If an Event of Default listed in clause (v) of the second preceding paragraph occurs and is continuing, then the Trustee or the Holders of not less than 25% in principal amount of all Debt Securities then Outstanding under the applicable Indenture may declare the principal amount of all of the Outstanding Debt Securities under that Indenture to be due and payable immediately. However, in either case the Holders of a majority in principal amount of the Outstanding Debt Securities of that series, or of all Outstanding Debt Securities under the applicable Indenture, as the case may be, by written notice to us, the applicable Guarantor Parties and the Trustee, may, under certain circumstances, rescind and annul such declaration.

Subject to the provisions relating to the duties of the Trustee, in case an Event of Default with respect to Debt Securities of any or all series occurs and is continuing, the Trustee shall be under no obligation to exercise any of its rights or powers under the applicable Indenture at the request, order or direction of any of the Holders of such Debt Securities, unless such Holders shall have offered to the Trustee reasonable indemnity, security and funding (as required under the applicable Indenture) against the expenses and liabilities which might be incurred by it in compliance with such request. Subject to such provisions for the indemnification and funding of the Trustee, the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series (with respect to any remedy, trust or power relating to or arising under an Event of Default described in clause (i), (ii), (iii), (iv), (vi) or (vii) above) or the Holders of not less than a majority in principal amount of all Outstanding Debt Securities (with respect to any remedy, trust or power relating to or arising under an Event of Default described in clause (v) above), as the case may be and in each case under the applicable Indenture, shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee under the applicable Indenture, or exercising any trust or power conferred on the Trustee.

The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series under the applicable Indenture may on behalf of the Holders of all the Debt Securities of such series waive any past default described in clause (i), (ii), (iii), (iv), (vi) or (vii) above (or, in the case of a default described in clause (v) above, the Holders of not less than a majority in principal amount of all Outstanding Debt Securities under the applicable Indenture may waive any such past default) and its consequences, except a default (a) in the payment of the principal of (or premium, if any) or any interest on any Debt Security, or (b) in respect of a covenant or provision that cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of such series affected thereby, in each case under the applicable Indenture.

Modification and Waiver

We and the Trustee (and any applicable Subsidiary Guarantor, solely in the case of supplemental indentures amending any covenant, right or power of such Subsidiary Guarantor under the applicable Indenture) may modify and amend each Indenture with the consent of the Holders of not less than a majority in principal amount of all Outstanding Debt Securities under the applicable Indenture that are affected by such modification or amendment; provided that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby, among other things:

●	change the Stated Maturity of, the principal of (or premium, if any), or any installment of interest on any such Debt Security;

●	reduce the principal amount or the rate of interest on or any premium payable on any Debt Security;

●	change our obligation to pay Additional Amounts provided for pursuant to the applicable Indenture, with certain exceptions;

●	reduce the amount of the principal of an Original Issue Discount Security that would be due and payable upon a declaration of acceleration of the Maturity thereof;

●	adversely affect any right of repayment at the option of the Holder of any such Debt Security;

●	change the Currency or Place of Payment of principal of, or any premium or interest on, any such Debt Security;

●

reduce the above-stated percentage of Holders of such Outstanding Debt Securities necessary to modify or amend the applicable Indenture or to consent to any waiver thereunder (including a waiver of certain defaults);

●

with respect to the TRC Indenture, amend or modify the provisions of the TRC Indenture governing the guarantee of the Subsidiary Guarantors in a manner that reduces the terms and conditions of any obligations of the Subsidiary Guarantors in respect of the due and punctual payment of principal, premium, if any, Additional Amounts, if any, and interest of any TRC Debt Securities, provided that this requirement shall not prohibit the release of any obligations of a Guarantor in accordance with the terms of the TRC Indenture;

●

with respect to the TR Finance Indenture, amend or modify the provisions of the TR Finance Indenture (i) governing the guarantee of TRC in a manner adverse to the rights of the Holders or (ii) governing the guarantee of the Subsidiary Guarantors in a manner that reduces the terms and conditions of any obligations of the Subsidiary Guarantors in respect of the due and punctual payment of principal, premium, if any, Additional Amounts, if any, and interest of any TR Finance Debt Securities, provided, in each case, that this requirement shall not prohibit the release of any obligations of a Guarantor in accordance with the terms of the TR Finance Indenture; or

●	modify the foregoing requirements with certain exceptions.

The Holders of a majority in principal amount of Outstanding Debt Securities under the applicable Indenture affected thereby have the right to waive compliance by us with certain covenants.

We and the Trustee (and any applicable Subsidiary Guarantor solely in the case of supplemental indentures establishing the form or terms of any series of Debt Securities pursuant to the applicable Indenture, adding or evidencing the succession of a Guarantor Party or amending any covenant, right or power of such Subsidiary Guarantor under the applicable Indenture) may modify and amend each Indenture without the consent of any Holder under the relevant Indenture, for any of the following purposes:

●

to evidence the succession of another Person to TRC or a Subsidiary Guarantor as obligors under the TRC Indenture, or to TR Finance or a Guarantor as obligors under the TR Finance Indenture, subject to the provisions described under “Merger, Consolidation or Amalgamation”, as applicable;

●	to evidence the addition of a Co-Obligor or one or more additional Guarantor Parties;

●	to add to our covenants for the benefit of the Holders of all or any series of Debt Securities;

●	to add additional Events of Default for the benefit of the Holders of all or any series of Debt Securities;

●

to add, change or eliminate any provisions of the applicable Indenture, provided that any such addition, change or elimination shall become effective only when there are no Debt Securities Outstanding of any series created prior thereto under the applicable Indenture which are entitled to the benefit of such provision or any such addition, change or elimination shall not apply to any Outstanding Debt Security under the applicable Indenture;

●	to secure the Debt Securities pursuant to the provisions described under “Merger, Consolidation or Amalgamation”, as applicable, or otherwise;

●	to establish the form or terms of Debt Securities of any series;

●

to add or amend provisions for purposes of effecting the conversion or exchange of Debt Securities or to facilitate the issuance of Debt Securities through the facilities of a Depositary other than DTC or CDS, to the extent permitted under the terms of such Debt Securities;

●	to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trusts under the applicable Indenture by more than one Trustee;

●

to cure any ambiguity, defect or inconsistency in the applicable Indenture or to make any other provisions with respect to matters or questions arising under the applicable Indentures, provided such action does not adversely affect the interests of Holders of Debt Securities of any series under the applicable Indenture in any material respect;

●

to add to the conditions, limitations and restrictions on the authorized amount, form, terms or purposes of issue, authentication and delivery of Debt Securities, other conditions, limitations and restrictions thereafter to be observed, provided, such action does not adversely affect the interests of Holders of Debt Securities of any series under the applicable Indenture in any material respect;

●

to supplement any of the provisions of the applicable Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of Debt Securities, provided such action does not adversely affect the interests of Holders of any Debt Securities under the applicable Indenture in any material respect;

●

to comply with Trust Indenture Legislation, provided such action does not adversely affect the interests of Holders of Debt Securities of any series under the applicable Indenture in any material respect;

●

to add to or change any of the provisions of the Indenture to such extent as shall be necessary to permit or facilitate the issuance of Securities in bearer form, registrable or not registrable as to principal, and with or without interest coupons, or to permit or facilitate the issuance of Debt Securities in uncertificated form;

●

to conform the text of the Indenture or the terms of the Debt Securities of any series to any corresponding provision of the prospectus, prospectus supplement, offering memorandum, offering circular, term sheet or other document pursuant to which such Debt Securities were offered and setting forth the final terms of such Debt Securities as evidenced in an Officer’s Certificate; or

●	to make any other change that does not adversely affect the interests of Holders of Debt Securities of any series in any material respect.

Each Indenture provides that each Subsidiary Guarantor shall not be required to enter into any indenture supplemental to the applicable Indenture, other than in the case of any supplemental indenture establishing the form or terms of any series of Debt Securities pursuant to the applicable Indenture or amending any covenant, right or power of such Subsidiary Guarantor pursuant to the applicable Indenture.

Each Indenture provides that in determining whether the Holders of the requisite principal amount of Debt Securities of a series then Outstanding under such Indenture have given any request, demand, authorization, direction, notice, consent or waiver thereunder:

●

the principal amount of an Original Issue Discount Security that shall be deemed to be Outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon acceleration of the maturity thereof;

●

the principal amount of a Debt Security denominated in a Currency or Currencies other than U.S. dollars shall be the U.S. dollar equivalent, determined as of the date such Debt Securities were originally issued, of the principal amount (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent on the issue date of such Original Issue Discount Security of the amount determined as provided in the first bullet above); and

●	Debt Securities owned by us or any other obligor or affiliate of ours or such other obligor shall be disregarded and not deemed to be Outstanding.

Merger, Consolidation or Amalgamation

Each Indenture provides that TRC may not amalgamate or consolidate with or merge into any other Person and TRC may not convey, transfer, sell or lease its properties and assets substantially as an entirety to any Person, unless:

●

the Person formed by such consolidation or amalgamation or into which TRC is merged or the Person which acquires or leases TRC’s properties and assets as an entirety or substantially as an entirety expressly assumes TRC’s obligations under the TRC Debt Securities, TR Finance Debt Securities, TRC Indenture and TR Finance Indenture, and

●	certain other conditions are met.

Notwithstanding the foregoing, any Subsidiary of TRC may consolidate with, merge into or transfer all or a portion of its properties or assets to TRC.

In addition, no such amalgamation, consolidation, merger or transfer may be made if, as a result thereof, any of TRC’s property or assets would become subject to any mortgage or other encumbrance securing Debt, unless such mortgage or other encumbrance could be created without equally and ratably securing the applicable Debt Securities or unless such Debt Securities are secured equally and ratably with, or prior to, the Debt secured by such mortgage or other encumbrance.

In addition, the TR Finance Indenture provides that:

●

TR Finance may not amalgamate or consolidate with or merge into any other Person and that TR Finance may not convey, transfer, sell or lease its properties and assets substantially as an entirety to any Person, unless:

○

the Person formed by such consolidation or amalgamation or into which TR Finance is merged or the Person which acquires or leases TR Finance’s properties and assets substantially as an entirety expressly assumes the obligations of TR Finance under the TR Finance Debt Securities and the TR Finance Indenture, and

○	certain other conditions are met.

Notwithstanding the foregoing, any Subsidiary of TRC may consolidate with, merge into or transfer all or a portion of its properties or assets to TR Finance.

●

In addition, no such amalgamation, consolidation, merger or transfer may be made if, as a result thereof, any of TR Finance’s property or assets would become subject to any mortgage or other encumbrance securing Debt, unless such mortgage or other encumbrance could be created without equally and ratably securing the TR Finance Debt Securities or unless the TR Finance Debt Securities are secured equally and ratably with, or prior to, the Debt secured by such mortgage or other encumbrance.

Discharge, Defeasance and Covenant Defeasance

We may discharge certain obligations to Holders of any series of Debt Securities issued under either Indenture which have not already been delivered to the Trustee for cancellation and which have either become due and payable or are by their terms due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the Trustee trust funds in an amount sufficient to pay the entire indebtedness on such Debt Securities for principal (and premium, if any) and interest to the date of such deposit (if such Debt Securities have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be.

We may, at our option and at any time, elect to have TRC’s or TR Finance’s, as the applicable issuer, and each applicable Guarantor Party’s obligations discharged with respect to the Outstanding Debt Securities of or within any series, which we refer to as defeasance. Defeasance means that we shall be deemed to have paid and discharged the entire indebtedness represented by such Outstanding Debt Securities and to have satisfied our other obligations under the applicable Indenture with respect to such Debt Securities, except for:

●

the rights of Holders of such Outstanding Debt Securities to receive solely from the trust fund described below payments in respect of the principal of (and premium, if any) and interest on such Debt Securities when such payments are due;

●

our obligations with respect to such Debt Securities relating to the issuance of temporary securities, the registration, transfer and exchange of the Debt Securities, the replacement of mutilated, destroyed, lost or stolen Debt Securities, the maintenance of an office or agency in the applicable Place of Payment, the holding of money for security payments in trust and with respect to the payment of Additional Amounts, if any, pursuant to the applicable Indenture;

●	the rights, powers, trusts, duties and immunities of the Trustee; and

●	the defeasance provisions of the applicable Indenture.

We may, at our option and at any time, elect to be released from our obligations with respect to certain covenants that are described in either Indenture (including those described under “Merger, Consolidation or Amalgamation”), and we refer to this as “covenant defeasance,” and any omission to comply with such obligations thereafter shall not constitute a default or an Event of Default with respect to such Debt Securities.

In order to exercise either defeasance or covenant defeasance:

●

we must irrevocably deposit with the Trustee (or other qualifying trustee), in trust, for the benefit of the Holders of such Debt Securities, cash, Government Obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of (and premium, if any) and interest on such Outstanding Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor in the Currency in which such Debt Securities are then specified as payable at Stated Maturity;

●

in the case of defeasance, with respect to the TR Finance Indenture, except where such election relates to a series of TR Finance Debt Securities offered to or held solely by persons that are not U.S. persons, we shall have delivered to the Trustee an Opinion of Counsel stating that (x) we have received from, or there has been published by, the Internal Revenue Service a ruling or (y) since the date of the TR Finance Indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of such Debt Securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred; and

●

in the case of covenant defeasance, with respect to the TR Finance Indenture, except where such election relates to a series of TR Finance Debt Securities offered to or held solely by persons that are not U.S. persons, we shall have delivered to the Trustee an Opinion of Counsel to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred; and

●

with respect to the TRC Indenture, in the case of defeasance or covenant defeasance, we shall have delivered to the Trustee an Opinion of Counsel qualified to practice law in Canada or a ruling from Canada Revenue Agency to the effect that the Holders of such Outstanding Securities will not recognize income, gain or loss for Canadian federal income tax purposes as a result of such defeasance or covenant defeasance, as applicable, and will be subject to Canadian federal income tax on the same amounts, in the same manner and at the same times as would have been the case had such defeasance or covenant defeasance, as applicable, not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that Holders of the Outstanding Debt Securities include Holders who are not resident in Canada).

If, after we have deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to any Debt Securities:

●

the Holder of any such Debt Security is entitled to, and does, elect pursuant to the terms of such Debt Security to receive payment in a Currency other than that in which such deposit has been made in respect of such Debt Security, or

●

the Currency in which such deposit has been made in respect of any such Debt Security ceases to be used by its government of issuance, the indebtedness represented by such Debt Security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest, if any, on such Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the Currency in which such Debt Security becomes payable as a result of such election or such cessation of usage based on the applicable Market Exchange Rate.

All payments of principal of (and premium, if any), and interest, if any, on any Debt Security that are payable in a Currency other than U.S. dollars that ceases to be used by its government of issuance shall be made in U.S. dollars.

Payment of Principal and Interest and Paying Agents

Unless otherwise specified in the applicable Indenture, principal of (and premium, if any) and interest, if any, on any Debt Securities will be payable at an office or agency maintained by us in New York, New York, except that at our option, interest, if any, may be paid by:

●	check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register, or

●	wire transfer to an account located in the United States or Canada maintained by the person entitled thereto as specified in the Security Register.

Payment of any installment of interest on Debt Securities will be made to the Person in whose name such Debt Security is registered at the close of business on the Regular Record Date for such interest.

Any Paying Agent outside the United States and any other Paying Agent in the United States initially designated by us for the Debt Securities may be established for each series of Debt Securities. We may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that we will be required to maintain a Paying Agent in each Place of Payment for such series.

Resignation of Trustee

The Trustee may resign or be removed with respect to one or more series of Debt Securities and a successor Trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the applicable Indenture separate and apart from the trust administered by any other such Trustee, and any action described herein to be taken by the “Trustee” may then be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee.

Book-Entry Delivery and Form

The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a depositary for a series of Debt Securities. Global Securities may be issued in either temporary or permanent form. Unless otherwise provided for a series of Debt Securities, Debt Securities that are represented by a Global Security will be issued in denominations of US$1,000 and any integral multiple thereof or in such other denominations as may be provided for by the terms of the Debt Securities of any particular series, and will be issued in registered form only, without coupons. Payments of principal of (and premium, if any) and interest, if any, on any Debt Securities represented by a Global Security will be made by the Trustee to the depositary or its nominee.

Governing Law

Each Indenture and the Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York. Each Indenture is subject to the provisions of the Trust Indenture Legislation and shall, to the extent applicable, be governed by such provisions. The exercise, performance or discharge by Computershare Trust Company of Canada as Trustee of any of its rights, powers, duties, or responsibilities under each Indenture shall be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable thereto.

Agent for Service of Process

Each Indenture provides that TRC has designated its subsidiary, Thomson Reuters Holdings Inc., as its authorized agent for service of process in any suit, action or proceeding arising out of or relating to the applicable Indenture and the Debt Securities that may be instituted in any federal or state court located in the Borough of Manhattan, in the City of New York, or brought under United States federal or state securities laws or brought by the Trustee, and TRC has irrevocably submitted to the jurisdiction of such courts.

Definitions

Set forth below is a summary of certain of the defined terms used in the TRC Indenture and/or the TR Finance Indenture. Reference is made to the applicable Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

“Debt” means notes, bonds, debentures or other similar evidences of indebtedness for money borrowed.

“GAAP” means generally accepted accounting principles which are in effect from time to time in Canada (or, if TRC hereafter determines to prepare our principal consolidated financial statements in accordance with generally accepted accounting principles which are in effect from time to time in the United States, such principles).

“Guarantee” means:

●	with respect to the TRC Indenture, the guarantee of the Guaranteed Obligations by each of the Subsidiary Guarantors pursuant to the TRC Indenture; or

●	with respect to the TR Finance Indenture, the guarantee of the Guaranteed Obligations by each of the Guarantors pursuant to the TR Finance Indenture.

“Guarantor Parties” means:

●

with respect to the TR Finance Indenture, collectively, TRC and the Subsidiary Guarantors, together with any other guarantor that may be designated for a series of TR Finance Debt Securities pursuant to the TR Finance Indenture; or

●	with respect to the TRC Indenture, the Subsidiary Guarantors, together with any other guarantor that may be designated for a series of TRC Debt Securities pursuant to the TRC Indenture.

“Subsidiary” means:

●

with respect to the TRC Indenture, any corporation, limited liability company, partnership, association or other entity (whether incorporated or unincorporated) of which TRC, at the time of determination, directly and/or indirectly through one or more Subsidiaries, owns more than 50% of the shares of Voting Stock/Interests of such corporation; or

●

with respect to the TR Finance Indenture, any corporation, limited liability company, partnership, association or other entity (whether incorporated or unincorporated) of which TRC or TR Finance, as applicable, at the time of determination, directly and/or indirectly through one or more Subsidiaries, owns more than 50% of the shares of Voting Stock/Interests of such corporation.

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended as in force at the date as of which a trust indenture was executed, except as provided in the applicable Indenture.

“Trust Indenture Legislation” means, at any time, statutory provisions relating to trust indentures and the rights, duties, and obligations of trustees under trust indentures and of corporations issuing debt obligations under trust indentures to the extent that such provisions are at such time in force and applicable to each Indenture, and at the date of the TRC Indenture and the TR Finance Indenture means the Trust Indenture Act and the regulations thereunder, and in respect of Debt Securities offered in Canada, the applicable provisions of the OBCA and the regulations thereunder as amended or re-enacted from time to time.

“Voting Stock/Interests” means stock or interests of the class or classes having general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of a corporation (irrespective of whether or not at the time stock or interests of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

PLAN OF DISTRIBUTION

We may sell the Debt Securities:

●	through underwriters or dealers;

●	directly to one or more purchasers; or

●	through agents.

We may sell Debt Securities at fixed prices or at non-fixed prices, such as prices determined by reference to the prevailing price of the specified securities in a specified market, at market prices prevailing at the time of sale or at prices to be negotiated with purchasers, which prices may vary as between purchasers and during the period of distribution of the securities. The applicable prospectus supplement will set forth the terms of the offering of the Debt Securities including the name or names of any underwriters, the purchase price of such Debt Securities and the proceeds to us from such sale, any underwriting discounts and other items constituting underwriters’ compensation, any public offering price and any discounts or concessions allowed or reallowed or paid to dealers. Only underwriters so named in the prospectus supplement are deemed to be underwriters in connection with the Debt Securities offered thereby.

If underwriters are used in the sale, the Debt Securities may be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase such Debt Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Debt Securities of the series offered through the applicable prospectus supplement if any of such Debt Securities are purchased. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

We may also sell Debt Securities directly at such prices and upon such terms as agreed to by us and the purchaser or through agents designated by us from time to time. Any agent involved in the offering and sale of the Debt Securities in respect of which this prospectus is delivered will be named, and any commissions payable by us to such agent will be set forth, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent is acting on a best efforts basis for the period of its appointment.

We may agree to pay the underwriters a commission for various services relating to the issue and sale of the Debt Securities offered hereby.

In connection with any offering of the Debt Securities, the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Debt Securities offered at a level above that which might otherwise prevail in the open market. These transactions, if commenced, may be discontinued at any time.

Underwriters, dealers and agents who participate in the distribution of the Debt Securities may be entitled under agreements to be entered into with us to indemnification by us against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. These underwriters, dealers and agents may be customers of, engage in transactions with or perform services for us in the ordinary course of business. Insofar as indemnification for liabilities arising under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) may be permitted to directors, officers and controlling persons of TRC, TR Finance or any of the Subsidiary Guarantors, such issuers have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the U.S. Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the issuers of expenses incurred or paid by a director, officer or controlling person of the issuers in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the issuers will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the U.S. Securities Act and will be governed by the final adjudication of such issue.

Each series of the Debt Securities will be a new issue of securities with no established trading market. Unless otherwise specified in an applicable prospectus supplement relating to a series of Debt Securities, the Debt Securities will not be listed on any securities or stock exchange or on any automated dealer quotation system. Some broker-dealers may make a market in the Debt Securities, but they will not be obligated to do so and may discontinue any market-making activities at any time without notice. There may not be a trading market for the Debt Securities and no assurances can be given as to the liquidity of the trading market, if any, for the Debt Securities. See the “Risk Factors” section of this prospectus.

CERTAIN INCOME TAX CONSIDERATIONS

A prospectus supplement may describe any material Canadian federal income tax consequences of the acquisition, ownership and disposition of Debt Securities by an initial investor, including, to the extent applicable, any such consequences to an investor who is a resident of Canada (for purposes of the Income Tax Act (Canada) and any applicable income tax convention) and/or any such consequences to an investor who is not a resident of Canada (for purposes of the Income Tax Act (Canada) and any applicable income tax convention). Additional Debt Securities issued as a result of a reopening may not be fungible with Debt Securities previously issued for Canadian federal income tax purposes and any material Canadian federal income tax consequences of the acquisition, ownership and disposition of such Debt Securities described in any prospectus supplement may not apply to such additional Debt Securities. Investors should consult their own tax advisors regarding the Canadian federal income tax consequences of an investment in such additional Debt Securities.

A prospectus supplement may describe any material U.S. federal income tax consequences of the acquisition, ownership and disposition of Debt Securities by an initial investor, including, to the extent applicable, any such consequences relating to Debt Securities payable in a currency other than U.S. dollars, issued with original issue discount for U.S. federal income tax purposes, or containing any early redemption provisions or other special terms.

LEGAL MATTERS

Unless otherwise specified in a prospectus supplement, certain legal matters relating to the Debt Securities offered by this prospectus, including their validity, and legal matters related to TRC, TR Finance and Thomson Reuters Applications will be passed upon on our behalf by Torys LLP, Toronto, Canada and New York, New York. Certain Minnesota law matters related to West Publishing will be passed upon by Fredrikson & Byron, P. A. and certain Texas law matters related to Thomson Reuters Tax & Accounting will be passed upon by Holland & Knight LLP.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to Thomson Reuters Corporation’s annual report for the year ended December 31, 2024 (which also constitutes an annual information form) have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the joint registration statement on Forms F-10 and F-3 of which this prospectus is a part:

●	the documents referred to in the “Documents Incorporated by Reference” section of this prospectus;

●	consent of independent registered public accounting firm;

●	consents and opinions of counsel;

●	powers of attorney from our directors and officers;

●	the form of TRC Indenture relating to the TRC Debt Securities;

●	the TR Finance Indenture relating to the TR Finance Debt Securities;

●	a statement of eligibility of Deutsche Bank Trust Company Americas as Trustee for the TRC Indenture and the TR Finance Indenture, on Form T-1;

●	lists of (i) subsidiaries of TR Finance and the Subsidiary Guarantors and (ii) subsidiary issuers and guarantors; and

●	filing fee tables.

EXPENSES

The following are the estimated expenses of the offering of the Debt Securities being registered under the joint registration statement on Forms F-10 and F-3 of which this prospectus is a part, all of which has been or will be paid by us.

SEC registration fee		$459,300	†
Exchange listing fees (if any)		*
Blue sky fees and expenses (if any)		*
Trustee & indenture-related fees		*
Printing and engraving costs		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous		*

Total	$	*

†	Includes $442,800 of registration fees that were carried forward from a prior registration statement.
*	The applicable prospectus supplement will set forth the estimated aggregate amount of expenses payable in respect of any offering of Debt Securities.

TR Finance LLC

US$800,000,000 5.100% Notes due 2028

US$500,000,000 5.750% Notes due 2033

Prospectus Supplement

September 10, 2026

Joint Book-Running Managers

RBC Capital Markets	BofA Securities	Barclays	Mizuho

Co-Managers

Citigroup	Goldman Sachs	Morgan Stanley	Standard Chartered

J.P. Morgan	BMO Capital Markets	TD Securities	Academy Securities